Filed Pursuant to Rule 424(b)(1)
Registration No. 333-130404
A filing fee of $44,572.00, calculated in accordance with
Rule 457(r), has been transmitted to the SEC in connection with the securities offered by means of this prospectus supplement.

Prospectus Supplement No. 2

(To Prospectus Dated December 16, 2005)

11,842,504 Shares Common Stock

BOYD GAMING CORPORATION

The selling stockholder named in this prospectus supplement is offering 11,842,504 shares of our common stock to be sold in this offering. We have entered into an agreement with the selling stockholder to sell him the South Coast Hotel and Casino. To the extent that the conditions to the sale of South Coast are satisfied, as described herein, the selling stockholder will use the proceeds from this offering to pay to us a portion of the purchase price for South Coast. The selling stockholder is currently a member of our board of directors and a member of the board of directors and an executive officer of certain of our subsidiaries.

The selling stockholder has granted the underwriters an option to purchase a maximum of 500,000 shares of our common stock, to cover over-allotments of shares, if any. The over-allotment option is exercisable at any time until 30 days after the date of this prospectus supplement. In the event that the underwriters’ over-allotment option is not exercised in full, or at all, we will purchase from the selling stockholder the number of shares of our common stock subject to the unexercised portion of the over-allotment option.

Our common stock is quoted on the New York Stock Exchange under the symbol “BYD.” On August 1, 2006, the last quoted sale price of our common stock was $34.04 per share.

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page S-12 of this prospectus supplement.

	Per Share	Total
Public Offering Price	$33.75	$399,684,510
Underwriting Discount	$1.2656	$14,987,873
Proceeds to the selling stockholder, before expenses	$32.4844	$384,696,637

None of the Securities and Exchange Commission, any state securities commission, any state gaming commission or any other gaming authority or other regulatory agency has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about August 7, 2006.

Joint Book-Running Managers

Deutsche Bank Securities	Lehman Brothers

Co-Managers

JPMorgan	Wachovia Securities

Citigroup

BNP PARIBAS

Calyon Securities (USA) Inc.

CIBC World Markets

Jefferies & Company

Morgan Joseph

Wells Fargo Securities

The date of this prospectus supplement is August 1, 2006.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of the respective document.

Information contained on or accessible through our Internet site does not constitute part of this prospectus supplement or the accompanying prospectus.

Boyd Gaming Corporation, our logo and other trademarks mentioned in this prospectus supplement are the property of their respective owners.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document has two parts. The first part consists of this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, provides more general information, some of which may not apply to this offering. If there is any inconsistency between the information in this prospectus supplement and the information in the accompanying prospectus, you should rely on the information in this prospectus supplement.

The registration statement of which this prospectus supplement is a part, including the exhibits to that registration statement, provides additional information about us and the securities offered under this prospectus supplement. We have filed and plan to continue to file other documents with the Securities and Exchange Commission, or the “SEC,” that contain information about us and our business. Also, we will file legal documents that control the terms of the securities offered by this prospectus supplement as exhibits to one or more reports that we file with the SEC and that are incorporated herein by reference. The registration statement and other reports can be read at the SEC Internet site at http://www.sec.gov or at the SEC offices noted under the heading “Available Information.”

Before purchasing our common stock, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information incorporated into this prospectus supplement by reference as described under the heading “Incorporation of Certain Documents by Reference.”

Unless the context otherwise indicates, references to “we,” “us,” “our” and “Boyd Gaming” are to Boyd Gaming Corporation and its subsidiaries, taken as a whole.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, including the documents we incorporate by reference into it, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.” Such statements include, without limitation, statements regarding our expectations, hopes or intentions regarding the future. Forward-looking statements can often be identified by their use of words such as “may,” “will,” “might,” “expect,” “believe,” “anticipate,” “could,” “would,” “estimate,” “continue,” “pursue,” or the negative thereof or comparable terminology, and may include (without limitation) information regarding our expectations, hopes or intentions regarding the future, including but not limited to statements regarding the pending sale of South Coast, the terms of the South Coast sale, including with respect to the Notes and the Escrow Agreement related thereto, the financing for the pending acquisition of Dania Jai Alai, the details and terms of our potential Pennsylvania gaming opportunity, including our ownership and development plans, the start date for development of the North Las Vegas locals casino, our plans for the Echelon Place, including the plans for the resort hotel, casino and spa and the additional hotel and retail joint ventures, the cost, our contribution to the joint venture with Morgans, the development phases, the source of funds and the timing for ceasing operations at the Stardust.

Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those discussed in each such statement. In particular, we can provide no assurances regarding the pending sale of South Coast, the pending acquisition of Dania Jai Alai or the various expansion projects, including the development plans for the Echelon Place, our Pennsylvania development project, our North Las Vegas development project and the Borgata projects, and whether such projects will be completed within the estimated time frame and budget, or at all. Among the factors that could cause actual results to differ materially are the following:

•	The satisfaction of the conditions to closing the pending sale of South Coast and the consummation of such transaction.

•	The effects of intense competition that exists in the gaming industry.

•	The fact that our expansion, development and renovation projects (including enhancements to improve property performance) may face significant risks inherent in undertaking construction projects or implementing new marketing strategies, including receipt of necessary government approvals and increased costs (including marketing costs).

•	The risks associated with growth and acquisitions, including our ability to identify, acquire, develop or profitably manage additional companies or operations or successfully integrate such companies or operations into our existing operations without substantial costs, delays or other problems.

•	The risk that we may not receive gaming or other necessary licenses for new projects or that gaming will not be approved in jurisdictions where it is currently prohibited.

•	The risk that we may be unable to finance our expansion, development and renovation projects as well as other capital expenditures through cash flow, borrowings under our bank credit facility and additional financings, which could jeopardize our expansion, development and renovation efforts.

•	The risk that we may not be ultimately successful in dismissing the action filed against our Treasure Chest Casino property and may lose our ability to operate the property, which result could materially, adversely affect our business, financial condition and results of operations.

•	The effects of the extensive governmental gaming regulation and taxation policies that we are subject to, as well as any changes in laws and regulations, including increased taxes, which could harm our business.

•	The effects of extreme weather conditions on our facilities, and our ability to recover insurance proceeds (if any).

•	The risks relating to mechanical failure and regulatory compliance at any of our facilities.

•	The effects of events adversely impacting the economy or the regions where we draw a significant percentage of our customers, including the effects of war, terrorist or similar activity or disasters in, at, or around our properties.

•	The effects of energy price increases on our cost of operations and our revenues.

•	Financial community and rating agency perceptions of our Company, and the effect of economic, credit and capital market conditions on the economy and the gaming and hotel industry.

Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of our Form 10-K for the fiscal year ended December 31, 2005, on file with the SEC, and in our other current and periodic reports filed from time to time with the SEC. All forward-looking statements in this prospectus supplement are made as of the date hereof, based on information available to us as of the date hereof, and we assume no obligation to update any forward-looking statement.

SUMMARY

The following summary contains basic information contained elsewhere or incorporated by reference in this prospectus supplement and accompanying prospectus. It does not contain all of the information that is important to you in connection with this offering. You should read this prospectus supplement, the accompanying prospectus and the information incorporated herein and therein by reference, especially the description of the risks of investing in our securities discussed under “Risk Factors” in this prospectus supplement.

Boyd Gaming Corporation

We are a multi-jurisdictional gaming company that has been operating for over 30 years. Our 18 wholly-owned casino facilities, which we operate, are located in nine distinct gaming markets in five states. We currently own and operate twelve properties in or near Las Vegas, Nevada, including the South Coast Hotel and Casino, which opened on December 22, 2005, and six properties outside the state of Nevada. We and MGM MIRAGE each own 50% of a limited liability company that owns and operates Borgata Hotel Casino and Spa, located at Renaissance Pointe in Atlantic City, New Jersey. In July 2004, we consummated a $1.3 billion merger with Coast Casinos, Inc., pursuant to which Coast became a wholly-owned subsidiary of Boyd Gaming Corporation.

As of March 31, 2006, our wholly-owned properties contained an aggregate of approximately 992,000 square feet of casino space with 27,242 slot machines and 625 table games, and Borgata contained approximately 124,000 square feet of casino space with 3,212 slot machines and 133 table games.

The following table sets forth certain information regarding our wholly-owned properties (listed by the segment in which each such property is reported) and Borgata as of and for the three months ended March 31, 2006 (updated to give effect to our new segment presentation).

	Year Opened or Acquired	Casino Space (Sq. Ft.)	Slot Machines	Table Games	Hotel Rooms	Land (Acres)	Hotel Occupancy	Average Daily Rate
LAS VEGAS LOCALS
Barbary Coast Hotel and Casino	2004	30,000	608	36	197	4	96%	$93
Gold Coast Hotel and Casino	2004	87,000	2,064	54	711	26	95%	$66
The Orleans Hotel and Casino	2004	135,000	3,110	68	1,885	77	93%	$81
Sam’s Town Hotel and Gambling Hall	1979	133,000	3,084	33	648	63	97%	$58
Suncoast Hotel and Casino	2004	82,000	2,434	52	419	49	88%	$102
South Coast Hotel and Casino	2005	80,000	2,343	52	647	53	90%	$93
Eldorado Casino	1993	16,000	473	5	—	4	—	—
Jokers Wild Casino	1993	22,500	521	7	—	14	—	—

LAS VEGAS STRIP Stardust Resort and Casino	1985	75,000	1,255	57	1,552	72	90%	$66

DOWNTOWN LAS VEGAS
California Hotel and Casino	1975	36,000	1,138	34	781	16	92%	$35
Fremont Hotel and Casino	1985	32,000	1,112	25	447	2	91%	$38
Main Street Station Casino, Brewery and Hotel	1993	28,500	911	19	406	15	94%	$40

CENTRAL REGION
Mississippi
Sam’s Town Hotel and Gambling Hall	1994	75,000	1,339	39	1,070	272	81%	$54
Illinois
Par-A-Dice Hotel Casino	1996	26,000	1,130	24	208	20	89%	$58
Indiana
Blue Chip Hotel and Casino	1999	65,000	2,170	53	184	37	98%	$52
Louisiana
Treasure Chest Casino	1997	24,000	966	41	—	14	—	—
Delta Downs Racetrack Casino & Hotel	2001	15,000	1,462	—	206	211	89%	$63
Sam’s Town Hotel and Casino	2004	30,000	1,122	26	514	18	87%	$89

Total of wholly-owned properties		992,000	27,242	625	9,875	967

Atlantic City, New Jersey Borgata Hotel Casino and Spa(1)	2003	124,000	3,212	133	2,000	42	92%	$132

(1)	Borgata is our 50% joint venture with MGM MIRAGE. As of June 30, 2006, in connection with the opening of Borgata’s public expansion project, Borgata’s casino space increased to 160,000 square feet, with 4,073 slot machines and 177 table games.

In addition to the properties discussed above, among others, we own and operate a travel agency located in Hawaii. Also, we have recently organized other entities for the development of Echelon Place and from time to time may organize entities for potential development projects.

Our principal executive office is located at 2950 Industrial Road, Las Vegas, Nevada 89109, and our telephone number is (702) 792-7200.

Recent Developments

Results of Operations

On July 25, 2006, we announced our earnings for the quarter ended June 30, 2006. The following discussion includes excerpts from our earnings release. In addition, you should read this information in conjunction with our audited consolidated financial statements incorporated by reference herein. See “Incorporation of Certain Information by Reference.”

For the three months ended June 30, 2006, we reported net income of $10.2 million, or $0.11 per share, compared with $48.6 million, or $0.54 per share, in the same period in 2005. Additionally, on January 1, 2006, we adopted Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payment, resulting in $6.3 million of non-cash compensation expense in the current quarter, or $0.04 per share; there was no such expense recorded in the same period last year. In addition, net revenues increased 10.2% from the 2005 period to $610.9 million for the second quarter of 2006, largely attributable to the addition of South Coast, as well as the Blue Chip expansion, both of which were not open in the second quarter of 2005.

For the six months ended June 30, 2006, net income was $73.4 million, or $0.81 per share, as compared to $88.7 million, or $0.98 per share for the six months ended June 30, 2005, which included a $16.4 million net of tax charge, or $0.19 per share, for the cumulative effect of a change in accounting principle. Pursuant to the adoption of SFAS No. 123R on January 1, 2006, we have recorded $12.1 million of share-based compensation expense in the 2006 year-to-date period, or $0.09 per share; there was no such expense recorded for the same period last year. In addition, net revenues were $1.3 billion and $1.1 billion for the six months ended June 30, 2006 and 2005, respectively.

All references to per share earnings are reported on a diluted basis.

The following table sets forth our results of operations for the three and six months ended June 30, 2006 and June 30, 2005, respectively.

	Three Months Ended June 30,			Six Months Ended June 30,
	2006		2005	2006	2005
	(Unaudited)
	(In thousands, except per share data)
Revenues
Gaming	$491,736		$452,805	$1,020,995	918,751
Food and beverage	90,282		81,558	182,549	164,667
Room	53,378		45,835	106,523	91,593
Other	41,628		37,565	81,164	73,898

Gross revenues	677,024		617,763	1,391,231	1,248,909
Less promotional allowances	66,158		63,513	133,892	127,769

Net revenues	610,866		554,250	1,257,339	1,121,140

Costs and expenses
Gaming	233,660		204,435	464,946	412,215
Food and beverage	58,621		51,243	118,555	101,766
Room	17,066		13,833	33,921	26,904
Other	31,771		33,191	60,922	65,166
Selling, general and administrative	87,939		80,113	173,560	163,850
Maintenance and utilities	29,258		23,541	56,310	46,176
Depreciation and amortization	56,986	(a)	44,129	113,676	87,532
Corporate expense	13,581		11,497	27,089	21,290
Preopening expenses	7,712	(b)	2,601	14,848	4,535
Write-downs and other charges, net	31,249	(c)	—	32,740	(390)

Total costs and expenses	567,843		464,583	1,096,567	929,044

Operating income from Borgata	19,144	(d)	21,151	43,400	42,580

Operating income	62,167		110,818	204,172	234,676

Other income (expense)
Interest income	36		40	72	81
Interest expense, net of amounts capitalized	(44,320)		(32,763)	(86,090)	(64,869)
Other non-operating expenses from Borgata, net	(2,070)		(3,268)	(4,295)	(6,055)

Total	(46,354)		(35,991)	(90,313)	(70,843)

Income before provision for income taxes and cumulative effect of a change in accounting principle	15,813		74,827	113,859	163,833
Provision for income taxes	5,653		26,189	40,459	58,676

Income before cumulative effect of a change in accounting principle	10,160		48,638	73,400	105,157
Cumulative effect of a change in accounting for intangible assets, net of taxes of $8,984	—		—	—	(16,439)

Net income	$10,160		$48,638	$73,400	$88,718

Basic Net Income Per Common Share
Income before cumulative effect of a change in accounting principle	$0.11		$0.55	$0.82	$1.19
Cumulative effect of a change in accounting for intangible assets, net of taxes	—		—	—	(0.18)

Net income	$0.11		$0.55	$0.82	$1.01

Average Basic Shares Outstanding	89,635		88,366	89,473	88,039

Diluted Net Income Per Common Share
Income before cumulative effect of a change in accounting principle	$0.11		$0.54	$0.81	$1.17
Cumulative effect of a change in accounting for intangible assets, net of taxes	—		—	—	(0.19)

Net income	$0.11		$0.54	$0.81	$0.98

Average Diluted Shares Outstanding	91,103		90,518	90,978	90,232

(a)	Includes a $2.7 million charge for accelerated depreciation for Stardust and related assets.
(b)	Includes $5.3 million of preopening expenses related to our Echelon development project and $2.4 million of preopening expenses related to our other developments projects.
(c)	Amount principally relates to the permanent retirement of the original gaming vessel at our Blue Chip Hotel and Casino.
(d)	Includes $1.9 million of preopening expenses related to Borgata’s public space expansion project.

Pending Sale of South Coast

Purchase Agreement

On July 25, 2006, we entered into a definitive Unit Purchase Agreement, or “Purchase Agreement,” with Coast Hotels and Casinos, Inc., or “Coast,” our indirect, wholly-owned subsidiary, Silverado South Strip, LLC, or “LLC,” a wholly-owned subsidiary of Coast, and Michael J. Gaughan, the selling stockholder. In connection with the proposed sale of the South Coast Hotel and Casino, or “South Coast,” to the selling stockholder, we intend to transfer all of the assets of South Coast to LLC. Pursuant to the terms of the Purchase Agreement, we have agreed to sell all of the membership units of LLC to the selling stockholder for the Purchase Agreement Consideration described below. The selling stockholder is currently a member of our board of directors, as well as a member of the boards of directors of Coast and our wholly-owned subsidiary Coast Casinos, Inc., or “Coast Parent,” the parent of Coast. The selling stockholder is also the Chief Executive Officer of Coast Parent and an executive officer of Coast. Pursuant to the terms of the Purchase Agreement, the selling stockholder has agreed to resign as a member of our board of directors, and his positions with Coast and Coast Parent, within 30 days following the consummation of the offering of his securities pursuant to this prospectus supplement and the Share Repurchase, as it relates to the Primary Shares, described below. However, the selling stockholder will remain the chief executive officer of South Coast until and after the consummation of the sale of South Coast to him, pursuant to the terms of the Purchase Agreement.

As consideration for South Coast, the selling stockholder will, upon consummation of the sale of South Coast:

•	pay us the net proceeds from this offering and from the exercise of the underwriters’ over-allotment option, if any (the proceeds to the selling stockholder from the sale of his shares of common stock pursuant to this offering less underwriting discounts and commissions), and

•	apply the principal amount of the Notes described below to the purchase price,

subject to adjustment pursuant to cash and working capital provisions in the Purchase Agreement, collectively referred to as the “Purchase Agreement Consideration.”

The sale of South Coast is subject to the completion of the offering contemplated by this prospectus supplement, the completion of the Share Repurchase discussed below, receipt of gaming and other regulatory approvals and other closing conditions. The Purchase Agreement contains limited representations and warranties of us, Coast and the selling stockholder, as well as customary indemnification and termination rights in favor of the parties to the agreement.

Upon consummation of the sale of South Coast, we will use the cash proceeds that we receive from the selling stockholder to repay a portion of the outstanding balance on our revolving credit facility. See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

As of the date hereof, the selling stockholder beneficially owned 15,840,005 shares, or approximately 17.7%, of our outstanding shares of common stock (which includes 50,000 shares of our common stock that are issuable to the selling stockholder upon the exercise of outstanding options held by the selling stockholder). Following the consummation of the offering contemplated by this prospectus supplement and the Share Repurchase, the selling stockholder will not own any of our shares of common stock or any options to purchase shares of our common stock. See “Selling Stockholder Information.”

Share Repurchase and Term Notes

Pursuant to the terms of the Purchase Agreement, prior to the consummation of the offering contemplated by this prospectus supplement, we will enter into an agreement with the selling stockholder whereby we will agree to purchase from the selling stockholder 3,447,501 shares of our common stock owned by the selling stockholder, referred to as the “Primary Shares,” plus an additional number of shares equal to the number of shares of our common stock subject to the underwriters’ over-allotment option that are not purchased by the underwriters, if any (a maximum of an additional 500,000 shares of our common stock, referred to as the “Option

Shares”). Our purchase of the Primary Shares and the Option Shares is collectively referred to as the “Share Repurchase.” We will purchase the Primary Shares from the selling stockholder concurrent with the consummation of the offering contemplated by this prospectus supplement, at a per share price equal to the per share price pursuant to this prospectus supplement (less the per share underwriting discounts and commissions). We will purchase the Option Shares, if any, from the selling stockholder on the later of (i) the closing of the last purchase by the underwriters of Option Shares upon exercise of the over-allotment option, or (ii) the date that is 30 days after the date of this prospectus supplement if the over-allotment option is not exercised in full, at a per share price equal to the per share price pursuant to this prospectus supplement (less the per share underwriting discounts and commissions). In the event that the underwriters, at any time prior to the expiration of the over-allotment option, inform us that they will not exercise any remaining portion of the over-allotment option, we will purchase the Option Shares then remaining as promptly as practicable following the date of such notice.

As consideration for the purchase of the Primary Shares, we have agreed to issue a term note, or the “Primary Share Note.” In addition, as consideration for the purchase of the Option Shares, if any, we have agreed to issue a term note, or the “Option Share Note.” The Primary Share Note and the Option Share Note are collectively referred to as the “Notes.” The Notes will serve as part of the Purchase Agreement Consideration, as described above. The Notes will be payable upon the earlier of (a) the closing of the sale of South Coast pursuant to the terms of the Purchase Agreement, at which time the Notes will be applied as partial consideration for the South Coast, or (b) as soon as practicable, and in any event no later than the first business day, following any termination of the Purchase Agreement pursuant to its terms. Until the maturity date of the Notes (or the date the principal balance has been paid in full), interest will be payable on the unpaid principal balance of the Notes, in an amount equal to the amount of any per share dividend that we pay to holders of our common stock during the term of the Notes, multiplied by the nearest whole number obtained by dividing (x) the unpaid principal balance of the Notes outstanding at the applicable dividend payment record date by (y) the per share price of the shares sold pursuant to this prospectus supplement (less the per share underwriting discounts and commissions).

Pursuant to the terms of the Notes, the following constitute an event of default under the Notes:

•	the failure to apply or pay any interest within two (2) business days of the due date thereof and notice of such default from the selling stockholder to us or the failure to apply or pay any principal when due under the applicable Note;

•	any acceleration of our “Obligations” under and as defined in our bank credit agreement dated as of May 20, 2004 (as such agreement has been and may be amended, modified, supplemented or restated from time to time), or the “Credit Agreement”; or

•	at any time from and after one (1) business day after acceleration of any of our outstanding Subordinated Indebtedness (as defined in the Credit Agreement) which acceleration has not been rescinded unless both (x) payment of such Subordinated Indebtedness is subject to payment blockage pursuant to the subordination provisions of the related indenture, and (y) we have not made any principal payment on such Subordinated Indebtedness as a result of such acceleration.

Upon the occurrence of any event of default described in the first two clauses above, all sums of principal and interest outstanding under the applicable Note will be immediately due and payable. Upon the occurrence of any event of default described in the third clause above, the selling stockholder, at his option, may declare all sums of principal and interest outstanding under the applicable Note to be immediately due and payable.

Pursuant to the terms of the Purchase Agreement, prior to the closing of the offering contemplated by this prospectus supplement, the selling stockholder will surrender for cancellation all of his stock options to purchase our common stock without further consideration. Pursuant to the terms of the Purchase Agreement, for a period of five (5) years following the closing of the sale of the South Coast, the selling stockholder cannot sell the South Coast to any party other than us, or an affiliate of ours, and for three (3) additional years thereafter we will have a right of first refusal on any potential sale of the South Coast, in each case, subject to the rights of future creditors who have a security interest in the South Coast.

Escrow Agreement

The Purchase Agreement requires that, upon consummation of the offering contemplated by this prospectus supplement, the selling stockholder will deposit the net proceeds from the offering, including, if applicable, the net proceeds from the exercise of the underwriters’ over-allotment option, if any (in each case, the proceeds to the selling stockholder from the sale of his securities pursuant to this prospectus supplement less underwriting discounts and commissions), referred to as the “Escrow Amount,” with an escrow agent. In addition, we are required to deliver the Primary Share Note to the escrow agent upon consummation of the Share Repurchase as it relates to the Primary Shares, and we are required to deliver the Option Share Note to the escrow agent upon the consummation of the purchase of the Option Shares, if any. The Escrow Amount and the Notes will be held in escrow by an escrow agent pursuant to the terms of an escrow agreement entered into by and among us, the escrow agent, the selling stockholder, Coast and Bank of America, N.A., or the “Escrow Agreement.”

Pursuant to the terms of the Escrow Agreement, the Escrow Amount and the Notes will be distributed to Coast, upon the closing of the sale of South Coast, or to or for the benefit of the selling stockholder, in the event that the Purchase Agreement is terminated. Upon distribution of the Notes to Coast, the principal amount of the Notes will be applied to the Purchase Agreement Consideration and the Notes will be cancelled.

Transition Services Agreement

The Purchase Agreement requires that upon consummation of the sale of the South Coast, we enter into a Transition Services Agreement with the selling stockholder and LLC to provide LLC with certain payroll administration and advertising services, if any, as may be specified by the selling stockholder to us within 10 days prior to the closing under the Purchase Agreement.

The agreement also provides that the parties may negotiate for the provision of additional services identified from time to time. However, we are not required to agree to provide any additional services during the term of the agreement. As consideration for the transition services, LLC will pay us fees to be agreed upon between the parties at the time the particular service is requested. The agreement will have a term commencing at the closing under the Purchase Agreement and ending on the later to occur of (a) ninety (90) days thereafter or (b) six (6) months from the consummation of the offering contemplated by this prospectus supplement, in each case unless a different period is set forth on the applicable service schedule. LLC may terminate the agreement earlier by providing Coast three (3) days prior written notice of such termination. We will have the right, in our sole discretion, to subcontract our rights and responsibilities under the agreement.

License Agreement

Upon closing, the Purchase Agreement requires that we enter into a license agreement under which LLC has the right to continue to use the SOUTH COAST, PICK THE PROS and KATE’S KORNER marks under specified circumstances, and we and Coast agree to redirect internet users from certain South Coast-related websites to a website designated by the selling stockholder, each for specified periods of time and without payment of additional consideration, in connection with the operation, promotion and marketing of the South Coast, which will be re-named after the closing of the sale. The license allows the use of the SOUTH COAST mark for one year for certain existing inventory used at the South Coast and until the later of December 31, 2006 or thirty (30) days after the closing of the sale of South Coast with respect to signage and other uses of the mark at the South Coast.

Pending Acquisition of Dania Jai Alai

On May 31, 2006, we entered into a purchase agreement by and among our wholly-owned subsidiaries FGB Development, Inc., or “FGB,” and Boyd Florida, LLC, or “Boyd Florida,” and together with FGB, the “Purchasers,” The Aragon Group, Inc., or “Group,” Summersport Enterprises, LLLP, or the “LLLP,” the shareholders of the Group, or the “Shareholders,” the Limited Partners of the LLLP, or the “Partners” and Stephen F. Snyder, as the authorized representative of the Shareholders and Partners.

Pursuant to the terms of the purchase agreement, the Purchasers will acquire Dania Jai Alai and approximately 47 acres of related land located in Dania Beach, Florida, among other assets, through the purchase of all of the shares of capital stock in the Group and all of the partnership interests in the LLLP for an aggregate purchase price of $152.5 million. Dania Jai Alai is one of four facilities approved under Florida law to operate 1,500 Class III slot machines. We anticipate completing the acquisition of Dania Jai Alai in the fourth quarter of 2006, subject to closing conditions and regulatory approvals. We expect to finance the acquisition through availability under our bank credit agreement.

Potential Pennsylvania Gaming Operation

In November 2005, the limited partnership formed for our development project in Pennsylvania, in which we are the general partner and have an ownership interest of 90%, acquired property in Limerick Township near Philadelphia and, in December 2005, submitted gaming applications with the Pennsylvania Gaming Control Board seeking selection to apply for a gaming license. The 125-acre site is part of a 260-acre planned retail and commercial property development. On April 27, 2006, the Limerick Township Board of Supervisors voted against our proposed casino entertainment facility. We are currently evaluating our alternatives for future gaming operations in Pennsylvania.

North Las Vegas Locals Casino

In February 2006, we purchased a 40-acre parcel in North Las Vegas for approximately $35 million for the development of a Las Vegas locals casino. We anticipate beginning construction in mid-2007 on the development of a full-service casino hotel for this site.

Echelon Place

In January 2006, we announced plans to redevelop the 63 acres we own on the Las Vegas Strip on which the Stardust Resort and Casino and our corporate office building are currently located, into Echelon Place. Plans for Echelon Place include a wholly-owned resort hotel, casino and spa and additional hotel and retail joint ventures between us and strategic partners. We expect to include four hotels in the project: Echelon Resort, the Shangri-La Hotel Las Vegas, Delano Las Vegas and Mondrian Las Vegas.

We anticipate that Echelon Resort will be wholly-owned and principally operated by us and will include two upscale hotel towers with an aggregate of approximately 3,200 guest rooms and suites. We expect that each hotel tower will contain its own spa and will connect directly to extensive public areas containing an approximate 140,000 square-foot casino, approximately 25 restaurants and bars, and pool and garden areas. We also plan to build a 4,000-seat theater with a large stage and stadium seating designed to accommodate major concerts and production shows, as well as a 1,500-seat theater to house smaller shows and touring acts.

The redevelopment plans also include the Las Vegas ExpoCenter at Echelon Place, featuring approximately 700,000 square feet of exhibition, pre-function, meeting and ballroom space. In addition, Echelon Place is expected to include approximately 300,000 square feet of shopping, dining, nightlife and cultural space with the Retail Promenade, which we plan to develop with a joint venture partner. We also plan to reserve a three-acre parcel within Echelon Place for future development.

In connection with the January 4, 2006 announcement of Echelon Place, we indicated that the total project cost, including both our wholly-owned portions and the joint venture portions of Echelon Place, would be approximately $4.0 billion. In addition, we indicated that the cost related to our wholly-owned portions of Echelon Place, which include Echelon Resort and the Las Vegas ExpoCenter, would cost approximately $2.9 billion. We anticipate that, as we continue to progress on development and refine the exact project costs, these amounts will likely increase. We expect that, in conjunction with our joint venture with Morgans Hotel Group

LLC, or “Morgans”, we will contribute approximately 6.1 acres of land (valued at $15.0 million per acre) and Morgans will contribute $91.5 million to the venture, and that the venture will arrange non-recourse project financing to develop the two hotel properties, which, as of January 2006, had an estimated total project cost of approximately $700 million. See “Risk Factors — Our expansion, development and renovation projects may face significant risks inherent in construction projects or implementing a new marketing strategy, including receipt of necessary government approvals.”

We plan to develop Echelon Place in one phase, commence construction in the second quarter of 2007 and open it in mid-2010. We intend to continue to operate the Stardust through 2006, or until such earlier time as we may determine, as we move forward with Echelon Place’s planning, design and permitting process, and thereafter to close and demolish the Stardust and our corporate office building and to thereafter commence construction of Echelon Place.

The source of funds for our wholly-owned projects is expected to come primarily from cash flows from operations and availability under our bank credit facility, to the extent availability exists after we meet our working capital needs. Additional funds are expected to be generated from incremental bank financing or other additional debt. We could also fund these projects with equity offerings. Additional financing may not be available to us, or, if available, may not be on terms favorable to us.

Borgata Hotel Casino and Spa

In October 2004, we announced that Borgata, our joint venture with MGM MIRAGE, was in the planning phases for a further expansion involving a new hotel tower, a new spa and additional meeting room space. Borgata is currently constructing the new hotel tower and spa, with an estimated cost of approximately $400 million and an expected opening in the fourth quarter of 2007. Borgata expects to finance the expansions from Borgata’s cash flow from operations and from Borgata’s bank credit facility. We do not expect to make further capital contributions to Borgata for this project.

In June 2006, the Borgata opened its $200 million public space expansion. The newly opened expansion is anchored by three new signature restaurants led by Bobby Flay, Michael Mina and Wolfgang Puck and adds additional casino games, an 85-table poker room, and a second nightclub experience called mur.mur.

The Offering

Common stock offered by the selling stockholder	11,842,504 shares.

Underwriters’ option to purchase additional shares	The selling stockholder has granted the underwriters a 30-day option to purchase up to an additional 500,000 shares of common stock to cover over-allotments, if any.

Use of proceeds

To the extent that the conditions to the sale of South Coast are satisfied, as described herein, the selling stockholder will use the proceeds from this offering to pay a portion of the purchase price for South Coast. See “Summary — Recent Developments — Pending Sale of South Coast.”

Shares of our common stock outstanding following the completion of this offering and the share repurchase

Based on the number of shares of our common stock outstanding as of March 31, 2006, following the completion of the offering contemplated by this prospectus supplement and the consummation of the Share Repurchase discussed above, approximately 85,461,660 shares of our common stock would be outstanding (assuming the underwriters do not exercise their over-allotment option). See “Summary — Recent Developments — Pending Sale of South Coast — Share Repurchase and Term Notes.”

Unless we specifically indicate otherwise, all information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option.

Listing	Our common stock is listed on the New York Stock Exchange under the symbol “BYD.”

Risk factors

An investment in our common stock involves risk. You should carefully consider the information under “Risk Factors” in this prospectus supplement and the information included or incorporated by reference in this prospectus supplement.

RISK FACTORS

An investment in our securities is subject to risks inherent to our business. The material risks and uncertainties that our management believes affect us are described below. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that our management is not aware of or focused on or that they currently deem immaterial may also adversely affect our business operations. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of our securities, including our common stock, could decline significantly, and you could lose all or part of your investment. You should carefully consider the following risks and all other information contained in this prospectus supplement and the accompanying prospectus, as well as the documents we incorporate by reference, before purchasing any securities.

Risks Related to Our Business and to This Offering

Intense competition exists in the gaming industry, and we expect competition to continue to intensify.

The gaming industry is highly competitive for both customers and employees, including those at the management level. We compete with numerous casinos and casino hotels of varying quality and size in market areas where our properties are located. We also compete with other non-gaming resorts and vacation areas, and with various other casino and other entertainment businesses and could compete with any new forms of gaming that may be legalized in the future. The casino entertainment business is characterized by competitors that vary considerably in their size, quality of facilities, number of operations, brand identities, marketing and growth strategies, financial strength and capabilities, level of amenities, management talent and geographic diversity. In most markets, we compete directly with other casino facilities operating in the immediate and surrounding market areas. In some markets, we face competition from nearby markets in addition to direct competition within our market areas.

In recent years, with fewer new markets opening for development, competition in existing markets has intensified. We have invested in expanding existing facilities, such as Blue Chip, developing new facilities, such as South Coast, and acquiring established facilities in existing markets, such as our acquisition of Coast Parent in July 2004 and Sam’s Town Shreveport in May 2004. In addition, our competitors have also invested in expanding their existing facilities and developing new facilities. This expansion of existing casino entertainment properties, the increase in the number of properties and the aggressive marketing strategies of many of our competitors have increased competition in many markets in which we compete, and this intense competition can be expected to continue.

If our competitors operate more successfully than we do, if they are more successful than us in attracting and retaining employees, if their properties are enhanced or expanded, or if additional hotels and casinos are established in and around the locations in which we conduct business, we may lose market share or the ability to attract or retain employees. In particular, the expansion of casino gaming in or near any geographic area from which we attract or expect to attract a significant number of our customers could have a significant adverse effect on our business, financial condition and results of operations.

We also compete with legalized gaming from casinos located on Native American tribal lands. A proliferation of Native American gaming in areas located near our properties, or in areas in or near those from which we draw our customers, could have an adverse effect on our operating results.

The Pokagon Band of Potawatomi Indians, a federally recognized Native American tribe, announced it has commenced construction on a land-based gaming operation near New Buffalo, Michigan (which is located approximately fifteen miles from Blue Chip) in June 2006, that the casino and related amenities are anticipated to be completed in the third quarter of 2007 and that the hotel portion of the project is anticipated to be completed one month after the completion of the casino. If this facility is constructed and begins operations, it could have a material adverse impact on the operations of Blue Chip.

Our expansion, development and renovation projects may face significant risks inherent in construction projects or implementing a new marketing strategy, including receipt of necessary government approvals.

We regularly evaluate expansion, development and renovation opportunities. On January 4, 2006, we announced our planned redevelopment of the property located on the Las Vegas Strip on which the Stardust and our executive offices are presently located into a new resort complex, which will be the largest and most expensive development project we have undertaken to date. In addition, we recently announced our proposed acquisition of Dania Jai Alai, the development of a casino in North Las Vegas, the submission of an application for a gaming license for gaming operations in Limerick Township in Pennsylvania and that Borgata has recently completed a public space expansion and is constructing a new hotel tower and spa.

These projects and any other development projects we may undertake will be subject to the many risks inherent in the expansion or renovation of an existing enterprise or construction of a new enterprise, including unanticipated design, construction, regulatory, environmental and operating problems and lack of demand for our projects. Our current and future projects could also experience:

•	unanticipated delays and cost increases;

•	shortages of materials;

•	shortages of skilled labor or work stoppages;

•	unforeseen construction scheduling, engineering, environmental, permitting, construction or geological problems; and

•	weather interference, floods, fires or other casualty losses.

Our anticipated costs and construction periods for projects are based upon budgets, conceptual design documents and construction schedule estimates prepared by us in consultation with our architects and contractors. Many of these costs are estimated at inception of the project and can change over time as the project is built to completion. For example, we recently announced that the construction budget for the Water Club at Borgata increased from $325 million to $400 million due to higher costs for construction materials, vendor consolidation, and the demand for contractors in the Atlantic City region. Similar cost increases could likely occur in the course of the development of Echelon Place. The cost of any project may vary significantly from initial expectations, and we may have a limited amount of capital resources to fund cost overruns. If we cannot finance cost overruns on a timely basis, the completion of one or more projects may be delayed until adequate funding is available. The completion dates of any of our projects could also differ significantly from expectations for construction-related or other reasons. We cannot assure you that any project will be completed, if at all, on time or within established budgets, or that any project will result in increased earnings to us. Significant delays, cost overruns, or failures of our projects to achieve market acceptance could have a material adverse effect on our business, financial condition and results of operations. Furthermore, our projects may not help us compete with new or increased competition in our markets.

Certain permits, licenses and approvals necessary for some of our current or anticipated projects have not yet been obtained. The scope of the approvals required for expansion, development or renovation projects can be extensive and may include gaming approvals, state and local land-use permits and building and zoning permits. Unexpected changes or concessions required by local, state or federal regulatory authorities could involve significant additional costs and delay the scheduled openings of the facilities. We may not receive the necessary permits, licenses and approvals or obtain the necessary permits, licenses and approvals within the anticipated time frame, or at all.

In addition, although we design our projects for existing facilities to minimize disruption of existing business operations, expansion and renovation projects require, from time to time, portions of the existing operations to be closed or disrupted. For example, our Echelon Place project will require the razing of the Stardust. Any significant disruption in operations could have a significant adverse effect on our business, financial condition and results of operations.

We face risks associated with growth and acquisitions.

As part of our business strategy, we regularly evaluate opportunities for growth through development of gaming operations in existing or new markets, through acquiring other gaming entertainment facilities or through redeveloping our existing gaming facilities. We also pursue expansion opportunities, including joint ventures, in jurisdictions where casino gaming is not currently permitted in order to be prepared to develop projects upon approval of casino gaming. The expansion of our operations, whether through acquisitions, development or internal growth could divert management’s attention and could also cause us to incur substantial costs, including legal, professional and consulting fees. There can be no assurance that we will be able to identify, acquire, develop or profitably manage additional companies or operations or successfully integrate such companies or operations into our existing operations without substantial costs, delays or other problems. Additionally, there can be no assurance that we will receive gaming or other necessary licenses for our new projects or that gaming will be approved in jurisdictions where it is not currently approved.

The consummation of the sale of South Coast is subject to closing conditions, including gaming and other regulatory approvals. In addition, we may not ultimately realize any anticipated benefits due to integration and other challenges.

The consummation of the sale of South Coast is subject to closing conditions, including gaming and other regulatory approvals, and other uncertainties, and the sale may not ultimately be consummated. Furthermore, the amount of cost savings that we may ultimately recognize, if any, due to the full integration of the other Coast properties and the elimination of duplicative operations will depend in large part on the success of our management in fully integrating our other Coast properties. We may not be able to successfully integrate our Coast division in a timely manner, or at all, and we may not realize any benefits from the sale of South Coast to the extent or in the time frame anticipated.

If we are unable to finance our expansion, development and renovation projects as well as other capital expenditures through cash flow, borrowings under our bank credit facility and additional financings, our expansion, development and renovation efforts will be jeopardized.

We intend to finance our current and future expansion, development and renovation projects, as well as our other capital expenditures, primarily with cash flow from operations, borrowings under our bank credit facility and equity or debt financings. If we are unable to finance our current or future expansion, development and renovation projects, or our other capital expenditures, we will have to adopt one or more alternatives, such as reducing or delaying planned expansion, development and renovation projects as well as other capital expenditures, selling assets, restructuring debt, obtaining additional equity financing or joint venture partners, or modifying our bank credit facility. These sources of funds may not be sufficient to finance our expansion, development and renovation projects, and other financing may not be available on acceptable terms, in a timely manner or at all. In addition, our existing indebtedness contains certain restrictions on our ability to incur additional indebtedness. If we are unable to secure additional financing, we could be forced to limit or suspend expansion, development and renovation projects and other capital expenditures, which may adversely affect our business, financial condition and results of operations.

If we are not ultimately successful in dismissing the action filed against our Treasure Chest Casino property, we may potentially lose our ability to operate the Treasure Chest Casino property and our business, financial condition and results of operations could be materially adversely affected.

Alvin C. Copeland is the sole shareholder of an entity that applied in 1993 for a riverboat license at the location of our Treasure Chest Casino. Copeland was unsuccessful in the application process and has made several attempts to have the Treasure Chest license revoked and awarded to his company. In 1999, Copeland filed a direct action against Treasure Chest and certain other parties seeking the revocation of Treasure Chest’s license, an award of the license to him and monetary damages. The suit was dismissed by the trial court citing that Copeland failed to state a claim on which relief could be granted. The dismissal was appealed by Copeland to the Louisiana First Circuit Court of Appeal. In 2002, the First Circuit Court of Appeal reversed the trial court’s decision and remanded the matter to the trial court. In 2003, we filed a motion to dismiss the matter and that motion was denied. The Court of Appeal refused to reverse the denial of the motion to dismiss. In May 2004, we filed additional motions to dismiss on other grounds, which motions are currently pending. It is not possible to determine the likely date of trial, if any, at this time. We intend to vigorously defend the lawsuit. If this matter ultimately results in the Treasure Chest license being revoked, it would have a significant adverse effect on our business, financial condition and results of operations.

We are subject to extensive governmental gaming regulation and taxation policies, which may harm our business.

We are subject to a variety of regulations in the jurisdictions in which we operate. Regulatory authorities at the federal, state and local levels have broad powers with respect to the licensing of casino operations and may revoke, suspend, condition or limit our gaming or other licenses, impose substantial fines and take other actions, any one of which could have a significant adverse effect on our business, financial condition and results of operations. A more detailed description of the regulations to which we are subject is contained in Exhibit 99.1 to our Annual Report on Form 10-K for the year ended December 31, 2005, which exhibit is incorporated herein by reference.

If additional gaming regulations are adopted in a jurisdiction in which we operate, such regulations could impose restrictions or costs that could have a significant adverse effect on us. From time to time, various proposals are introduced in the legislatures of some of the jurisdictions in which we have existing or planned operations that, if enacted, could adversely affect the tax, regulatory, operational or other aspects of the gaming industry and our company. Legislation of this type may be enacted in the future. The federal government has also previously considered a federal tax on casino revenues and may consider such a tax in the future. In addition, gaming companies are currently subject to significant state and local taxes and fees in addition to normal federal and state corporate income taxes, and such taxes and fees are subject to increase at any time. For example, in June 2006, the Illinois legislature passed certain amendments to the Riverboat Gambling Act which affected the tax rate at Par-A-Dice. The legislation, which imposes an incremental 5% tax on adjusted gross gaming revenues, was retroactive to July 1, 2005. As a result of this legislation, we were required to pay additional taxes, resulting in a $6.7 million tax assessment in June 2006. If there is any material increase in state and local taxes and fees, our business, financial condition and results of operations could be adversely affected.

Our directors, officers and key employees must also be approved by certain state regulatory authorities. If state regulatory authorities were to find a person occupying any such position unsuitable, we would be required to sever our relationship with that person. Certain public and private issuances of securities and certain other transactions by us also require the approval of certain state regulatory authorities.

In addition to gaming regulations, we are also subject to various federal, state and local laws and regulations. These laws and regulations include, but are not limited to, restrictions and conditions concerning alcoholic beverages, environmental matters, employees, currency transactions, taxation, zoning and building codes, and marketing and advertising. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. For example, on July 5, 2006, New Jersey gaming properties, including Borgata, were required to temporarily close their casinos for three days as a result of a New Jersey statewide government shutdown that affected certain New Jersey state employees required to be at casinos when they are open for business. Material changes, new laws or regulations, or material differences in interpretations by courts or governmental authorities could adversely affect our business and our operating results.

Certain of our facilities are located in areas that experience extreme weather conditions.

Certain of our facilities are located in areas that experience extreme weather conditions, including, but not limited to, hurricanes. Extreme weather conditions may interrupt our operations, damage our properties and reduce the number of customers who visit our facilities in the affected areas. For example, our Treasure Chest Casino, which is located near New Orleans, Louisiana, suffered minor damage and was closed for 44 days in 2005 as a result of Hurricane Katrina, and has since reopened with limited hours of operation. Additionally, our Delta Downs Racetrack Casino & Hotel, which is located in southwest Louisiana, suffered significant property damage and closed for 42 days in 2005 as a result of Hurricane Rita. While we maintain insurance that may cover some of the costs we incur as a result of some extreme weather conditions, our coverage is subject to deductibles and limits on maximum benefits. There can be no assurance that we will be able to fully collect, if at all, on any claims resulting from extreme weather conditions. If any of our properties are damaged or if their operations are disrupted as a result of extreme weather in the future, or if extreme weather adversely impacts general economic or other conditions in the areas in which our properties are located or from which they draw their patrons, our business, financial condition and operating results could be materially adversely affected.

Our facilities, including our riverboats and dockside facilities, are subject to risks relating to mechanical failure and regulatory compliance.

Generally, all of our facilities are subject to the risk that operations could be halted for a temporary or extended period of time, as the result of casualty, forces of nature, mechanical failure or extended or extraordinary maintenance, among other causes. In addition, our gaming operations, including those conducted on riverboats or at dockside facilities, could be damaged or halted due to extreme weather conditions.

We currently conduct our Treasure Chest, Par-A-Dice, Blue Chip and Sam’s Town Shreveport gaming operations on riverboats. Each of our riverboats must comply with U.S. Coast Guard requirements as to boat design, on-board facilities, equipment, personnel and safety. Each riverboat must hold a Certificate of Inspection for stabilization and flotation, and may also be subject to local zoning codes. The U.S. Coast Guard requirements establish design standards, set limits on the operation of the vessels and require individual licensing of all personnel involved with the operation of the vessels. Loss of a vessel’s Certificate of Inspection or American Bureau of Shipping approval would preclude its use as a casino.

U.S. Coast Guard regulations require a hull inspection for all riverboats at five-year intervals. Under certain circumstances, extensions may be approved. The U.S. Coast Guard may require that such hull inspections be conducted at a U.S. Coast Guard-approved dry-docking facility, and if so required, the cost of travel to and from such docking facility, as well as the time required for inspections of the affected riverboats, could be significant. To date, the U.S. Coast Guard has allowed in-place inspections of our riverboats. The U.S. Coast Guard may not allow these types of inspections in the future. The loss of a dockside casino or riverboat casino from service for any period of time could adversely affect our business, financial condition and results of operations.

U.S. Coast Guard regulations also require us to prepare and follow certain security programs. In 2004, we implemented the American Gaming Association’s Alternative Security Program at our riverboat casinos and dockside facilities. The American Gaming Association’s Alternative Security Program is specifically designed to address riverboat casinos and their respective dockside facilities maritime security requirements. Changes to these regulations could adversely affect our business, financial condition and results of operations.

We draw a significant percentage of our customers from limited geographic regions. Events adversely impacting the economy or these regions, including terrorism, may also impact our business.

Our California Hotel and Casino, Fremont Hotel and Casino and Main Street Station Casino, Brewery and Hotel draw a substantial portion of their customers from the Hawaiian market. For the quarter ended March 31, 2006, patrons from Hawaii comprised approximately 65% of the room nights sold at the California, 49% at the Fremont and 49% at Main Street Station. An increase in fuel costs or transportation prices, a decrease in airplane seat availability, or a deterioration of relations with tour and travel agents, particularly as they affect travel between the Hawaiian market and our facilities, could adversely affect our business, financial condition and results of operations.

Our Las Vegas properties also draw a substantial number of customers from certain other specific geographic areas, including Southern California, Arizona, Las Vegas and the Midwest. Native American casinos in California and other parts of the United States have diverted some potential visitors away from Nevada, which has had and could continue to have a negative affect on Nevada gaming markets. In addition, due to our significant concentration of properties in Nevada, any terrorist activities or disasters in or around Nevada, or the areas from which we draw customers for our Las Vegas properties, could have a significant adverse effect on our business, financial condition and results of operations. Each of our other properties located outside of Nevada depends primarily on visitors from their respective surrounding regions and are subject to comparable risk. The outbreak of public health threats at any of our properties or in the areas in which they are located, or the perception that such threats exist, as well as adverse economic conditions that affect the national or regional economies, whether resulting from war, terrorist activities or other geopolitical conflict, weather or other factors, could have a significant adverse effect on our business, financial condition and results of operations.

In addition, to the extent that the airline industry is negatively impacted due to the outbreak of war, public health threats, terrorist or similar activity, increased security restrictions or the public’s general reluctance to travel by air, our business, financial condition and results of operations could be significantly adversely affected.

Energy price increases may adversely affect our cost of operations and our revenues.

Our casino properties use significant amounts of electricity, natural gas and other forms of energy. In addition, our Hawaiian air charter operation uses a significant amount of jet fuel. While no shortages of energy or fuel have been experienced to date, substantial increases in energy and fuel prices in the United States have negatively affected and may continue to negatively affect, our operating results. The extent of the impact is subject to the magnitude and duration of the energy and fuel price increases, but this impact could be material. In addition, energy and gasoline price increases in cities that constitute a significant source of customers for our properties could result in a decline in disposable income of potential customers, an increase in the cost of travel and a corresponding decrease in visitation and spending at our properties, which could have a significant adverse effect on our business, financial condition and results of operations.

Certain of our stockholders own large interests in our capital stock and may significantly influence our affairs.

William S. Boyd, our Chairman and Chief Executive Officer, together with his immediate family, beneficially owned approximately 35% (or approximately 37% after giving effect to the Share Repurchase) of our outstanding shares of common stock as of March 31, 2006. The selling stockholder, the Chief Executive Officer of Coast Parent, owned approximately 17% of our outstanding shares of common stock as of March 31, 2006. As a result, the Boyd family or the selling stockholder have the ability to significantly influence our affairs, including the election of our directors and, except as otherwise provided by law, approving or disapproving other matters submitted to a vote of our stockholders, including a merger, consolidation or sale of assets. However, as described herein, following the consummation of the offering contemplated by this prospectus supplement and the Share Repurchase, the selling stockholder will not own any shares of our common stock. In addition, as described above, the selling stockholder has agreed to resign as a member of our board of directors, and his positions with Coast and Coast Parent, within 30 days following the consummation of the offering of his securities pursuant to this prospectus supplement and the Share Repurchase, as it relates to the Primary Shares. However, the selling stockholder will remain the chief executive officer of South Coast until and after the consummation of the sale of the South Coast to him, pursuant to the terms of the Purchase Agreement. See “Selling Stockholder Information” and “Summary — Recent Developments — Pending Sale of South Coast.”

Some of our hotel casinos are located on leased property. If we default on one or more leases, the applicable lessors could terminate the affected leases and we may lose possession of the affected hotel casino.

We lease certain parcels of land on which The Orleans Hotel and Casino, Suncoast Hotel and Casino, Sam’s Town Tunica, Treasure Chest Casino and Sam’s Town Shreveport are located. In addition, we lease other parcels of land on which portions of California and Fremont are located. If we were to default on any one or more of these leases, the applicable lessors could terminate the affected leases and we could lose possession of the affected land and any improvements on the land, including the hotel-casinos. This would have a significant adverse effect on our business, financial condition and results of operations as we would then be unable to operate all or portions of the affected facilities.

We have a significant amount of indebtedness.

At March 31, 2006, we had total consolidated long-term debt, less current maturities, of approximately $2.6 billion. We expect that our long-term indebtedness will substantially increase in connection with the capital expenditures we anticipate making as a result of our planned expansion, development and renovation projects. In addition, in connection with the Share Repurchase, we expect to issue the Notes to the selling stockholder. See “Summary — Recent Developments — Pending Sale of South Coast.” Our substantial indebtedness could have important consequences. For example it could:

•	make it more difficult for us to satisfy our obligations under our current indebtedness;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which would reduce the availability of our cash flows to fund working capital, capital expenditures, expansion efforts and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a disadvantage compared to our competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds. Failure to comply with these covenants could result in an event of default, which, if not cured or waived, could have a significant adverse effect on us.

In addition, the interest rates on a portion of our long-term debt are subject to fluctuation based upon changes in short-term interest rates. Interest expense could increase as a result of this factor.

Our current debt service requirements on our bank credit facility primarily consist of interest payments on outstanding indebtedness. The bank credit facility consists of a $1.35 billion revolving credit facility that matures in June 2010, and a $500 million term loan. The term loan is being repaid in increments of $1.25 million per quarter that began on September 30, 2004 and will continue through March 31, 2011. The remaining balance of the term loan matures in June 2011.

Debt service requirements under our senior subordinated notes existing at March 31, 2006 consist of semi-annual interest payments (based upon fixed annual interest rates ranging from 6.75% to 8.75%) and repayment of the $250 million, $300 million, $350 million and $250 million of principal on April 15, 2012, December 15, 2012, April 15, 2014, and February 1, 2016, respectively.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and expansion efforts will depend upon our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. It is unlikely that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our bank credit facility, in amounts sufficient to enable us to pay our indebtedness as it matures and to fund our other liquidity needs. We believe that we will need to refinance all or part of our indebtedness at each maturity. However, we may not be able to refinance any of our indebtedness on commercially reasonable terms or at all. We could have to adopt one or more alternatives, such as reducing or delaying planned expenses and capital expenditures, selling assets, restructuring debt, or obtaining additional equity or debt financing or joint-venture partners. These financing strategies may not be effected on satisfactory terms, if at all. In addition, certain states’ laws contain restrictions on the ability of companies engaged in the gaming business to undertake certain financing transactions. Some restrictions may prevent us from obtaining necessary capital.

Our common stock price may fluctuate substantially, and your investment could suffer a decline in value.

The market price of our common stock may be volatile and could fluctuate substantially due to many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	announcements of significant acquisitions or other agreements by us or by our competitors;

•	our sale of common stock or other securities in the future;

•	the trading volume of our common stock;

•	conditions and trends in the gaming and destination entertainment industries;

•	changes in the estimation of the future size and growth of our markets; and

•	general economic conditions, including, among other things, changes in the cost of fuel and air travel.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to companies’ operating performance. Broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, shareholder derivative lawsuits securities class action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources.

The selling stockholder is offering 11,842,504 shares of our common stock in the offering contemplated by this prospectus supplement, which represents approximately 13% of our outstanding shares of common stock as of March 31, 2006. We cannot assure you that this offering will not affect the price of our common stock. As a result, you may not be able to resell your shares at or above the public offering price.

Our articles of incorporation and our bylaws contain provisions that may discourage a takeover attempt. Nevada law also imposes, and other jurisdictions may impose, barriers to acquiring a controlling interest in our shares.

Provisions of our restated articles of incorporation and our restated bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. Some of these provisions impose various procedural and other requirements which could make it more difficult for stockholders to effect some corporate actions. For example, our restated articles authorize our board to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. Thus our board can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. Our restated articles also prohibit removal of a director without cause unless by the vote of 66.67% or more of the outstanding shares of our common stock entitled to vote. Our restated bylaws establish advance notice procedures with regard to stockholder proposals and the nomination of director candidates, and we may reject nominations not made in accordance with these procedures. These rights may have the effect of delaying or deterring a change of control of our company.

Nevada law provides that, in certain circumstances, a stockholder who acquires a controlling interest in a corporation, defined statutorily as any acquisition that causes such stockholder’s interest to exceed any of a 1/5,

1/3, or 1/2 interest in a corporation, has no voting rights in the shares acquired that caused the stockholder to exceed any such threshold, unless the corporation’s other stockholders, by majority vote, grant voting rights to those shares or unless the corporation’s articles of incorporation or bylaws in effect on the tenth day following such acquisition of shares exempt the corporation from the relevant Nevada law provisions. In addition, under Nevada law, any change of control of our company must be approved by the Nevada gaming authorities. Other jurisdictions may have similar requirements. These provisions could limit the price that investors may be willing to pay in the future for shares of our common stock. See “Description of Capital Stock” in the accompanying prospectus.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma condensed consolidated financial data presented below is derived from the historical consolidated financial statements of Boyd Gaming Corporation, which are incorporated by reference in this prospectus supplement. These financial statements have been adjusted to give effect to the sale of South Coast, or the “Disposition,” as if the Disposition had been completed on March 31, 2006 for purposes of the unaudited condensed consolidated balance sheet information, and on January 1 for each of the periods ended March 31, 2006 and December 31, 2005, respectively, for purposes of the unaudited condensed consolidated statements of operations information.

The unaudited pro forma condensed consolidated financial information includes specific assumptions and adjustments related to the Disposition. These pro forma adjustments have been made to illustrate the anticipated financial impact of the Disposition. The adjustments are based upon available information and assumptions that we believe are reasonable as of the date of this prospectus supplement. However, actual adjustments may differ materially from the information presented. Assumptions underlying the pro forma adjustments are described in the notes accompanying the pro forma condensed consolidated financial statements and should be read in conjunction with our historical consolidated financial statements incorporated by reference in this prospectus supplement. These pro forma condensed consolidated statements of operations do not contain any anticipated gain or loss on the Disposition.

The unaudited pro forma condensed consolidated financial information is for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial position that we would have reported had the Disposition been completed as of the dates presented, and should not be taken as representative of our future consolidated results of operations or financial position.

The unaudited pro forma condensed consolidated financial statements of Boyd Gaming Corporation are presented in accordance with Article 11 of Regulation S-X.

You should read the financial information in this section along with our historical consolidated financial statements and accompanying notes thereto incorporated by reference in this prospectus supplement.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2006

(dollars in thousands)

	Boyd Gaming Historical	South Coast Disposition			Pro Forma Adjustments			Boyd Gaming Pro Forma
Cash and cash equivalents	$177,451	$(13,436)	(a	)	$—			$164,015
Restricted cash	11,321	—			—			11,321
Accounts receivable, net	24,067	(1,262)	(a	)	—			22,805
Insurance receivable	4,313	—			—			4,313
Inventories	13,719	(2,089)	(a	)	—			11,630
Prepaid expenses and other	39,280	(5,754)	(a	)	—			33,526
Deferred income taxes	2,509	—			—			2,509
Income tax receivable	—	—			—			—

Total current assets	272,660	(22,541)			—			250,119

Property and equipment, net	2,822,623	(544,590)	(a	)	—			2,278,033
Investment in Borgata, net	390,105	—			—			390,105
Other assets, net	108,237	(909)	(a	)	—			107,328
Intangible assets, net	506,815	—			—			506,815
Goodwill, net	404,206	—			—			404,206

Total assets	$4,504,646	$(568,040)			$—			$3,936,606

Current maturities of long-term debt	$5,741	$—			$—			$5,741
Accounts payable	75,634	(12,730)	(a	)	—			62,904
Construction payables	66,085	(41,298)	(a	)	75,959	(b	)	100,746
Accrued liabilities
Payroll and related	67,209	(3,833)	(a	)	3,833	(m	)	67,209
Interest	34,825	—			—			34,825
Gaming	58,865	(2,269)	(a	)	2,269	(m	)	58,865
Accrued expenses and other	68,582	(1,806)	(a	)	1,806	(m	)	68,582
Income taxes payable	26,330	—			(19,635)	(f	)	6,695
Deferred gain from insurance proceeds	13,000	—			—			13,000

Total current liabilities	416,271	(61,936)			64,232			418,567

Long-term debt, net of current maturities	2,592,006	—			(397,908)	(d	)	2,190,772
					(3,326)	(n	)
Deferred income taxes and other liabilities	334,685	—			—			334,685
Commitments and contingencies
Stockholders’ equity
Preferred stock	—	—			—			—
Common stock	894	—			(39)	(e	)	855
Additional paid-in capital	629,152	(516,826)	(a	)	(132,597)	(e	)	496,555
					516,826	(c	)
Retained earnings	526,042	10,722	(a	)	(10,722)	(c	)	489,576
					(36,466)	(g	)
Accumulated other comprehensive income, net	5,596	—			—			5,596

Total stockholders’ equity	1,161,684	(506,104)			337,002			992,582

Total liabilities and stockholders’ equity	$4,504,646	$(568,040)			$—			$3,936,606

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2006

(dollars in thousands, except per share amounts)

	Boyd Gaming Historical	South Coast Disposition			Pro Forma Adjustments			Boyd Gaming Pro Forma
Revenues
Gaming	$529,259	$(27,648)	(h	)	$—			$501,611
Food and beverage	92,267	(9,349)	(h	)	—			82,918
Room	53,145	(4,754)	(h	)	—			48,391
Other	39,536	(2,990)	(h	)	—			36,546

Gross Revenues	714,207	(44,741)			—			669,466
Less promotional allowances	67,734	(4,724)	(h	)	—			63,010

Net revenues	646,473	(40,017)			—			606,456

Costs and expenses
Gaming	231,286	(12,362)	(h	)	—			218,924
Food and beverage	59,934	(8,739)	(h	)	—			51,195
Room	16,855	(1,871)	(h	)	—			14,984
Other	29,151	(2,416)	(h	)	—			26,735
Selling, general and administrative	85,621	(5,526)	(h	)	472	(k	)	80,567
Maintenance and utilities	27,052	(2,165)	(h	)	—			24,887
Depreciation and amortization	56,690	(6,447)	(h	)	—			50,243
Corporate expense	13,508	—			—			13,508
Preopening expenses	7,136	(1,291)	(h	)	—			5,845
Property closure costs	1,491	—			—			1,491

Total costs and expenses	528,724	(40,817)			472			488,379
Operating income from Borgata	24,256	—			—			24,256

Operating income	142,005	800			(472)			142,333

Other income (expense)
Interest income	36	—			—			36
Interest expense, net of amounts capitalized	(41,770)	—			7,273	(i	)	(34,497)
Other non-operating expenses from Borgata, net	(2,225)	—			—			(2,225)

Total	(43,959)	—			7,273			(36,686)

Income before provision for income taxes	98,046	800			6,801			105,647
Provision for income taxes	34,806	—			2,698	(l	)	37,504

Net income	$63,240	$800			$4,103			$68,143

Net income per share
Basic	$0.71							$0.80

Diluted	$0.70							$0.78

Shares used in calculating net income per share
Basic	89,309				(3,948)	(o	)	85,361

Diluted	90,851				(3,948)	(o	)	86,903

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

(dollars in thousands, except per share amounts)

	Boyd Gaming Historical	South Coast Disposition			Pro Forma Adjustments			Boyd Gaming Pro Forma
Revenues
Gaming	$1,817,289	$(4,852)	(h	)	$—			$1,812,437
Food and beverage	326,566	(1,192)	(h	)	—			325,374
Room	178,091	(471)	(h	)	—			177,620
Other	149,057	(326)	(h	)	—			148,731

Gross Revenues	2,471,003	(6,841)			—			2,464,162
Less promotional allowances	247,983	(622)	(h	)	—			247,361

Net revenues	2,223,020	(6,219)			—			2,216,801

Costs and expenses
Gaming	807,712	(1,559)	(h	)	—			806,153
Food and beverage	203,901	(1,068)	(h	)	—			202,833
Room	53,063	(177)	(h	)	—			52,886
Other	129,342	(248)	(h	)	—			129,094
Selling, general and administrative	322,226	(668)	(h	)	—			321,558
Maintenance and utilities	97,063	(233)	(h	)	—			96,830
Depreciation and amortization	174,939	(596)	(h	)	—			174,343
Corporate expense	44,101	—			—			44,101
Impairment loss	56,000	—			—			56,000
Preopening expenses	18,927	(11,237)	(h	)	—			7,690
Hurricane and related expenses, net	9,274	—			—			9,274

Total costs and expenses	1,916,548	(15,786)			—			1,900,762
Operating income from Borgata	96,014	—			—			96,014

Operating income	402,486	9,567			—			412,053

Other income (expense)
Interest income	224	—			—			224
Interest expense, net of amounts capitalized	(129,023)	—			564	(j	)	(128,459)
Loss on early retirement of debt	(17,529)	—			—			(17,529)
Gain on sale of undeveloped land	659	—			—			659
Other non-operating expenses from Borgata, net	(11,718)	—			—			(11,718)

Total	(157,387)	—			564			(156,823)

Income before provision for income taxes	245,099	9,567			564			255,230
Provision for income taxes	84,050	—			3,474	(l	)	87,524

Income before cumulative effect of a change in accounting principle	$161,049	$9,567			$(2,910)			$167,706

Income per share before cumulative effect of a change in accounting principle
Basic	$1.82							$1.98

Diluted	$1.78							$1.94

Shares used in calculating income per share before cumulative effect of a change in accounting principle
Basic	88,528				(3,948)	(o	)	84,580

Diluted	90,507				(3,948)	(o	)	86,559

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1. Basis of Presentation

The unaudited pro forma condensed consolidated financial statements present our pro forma financial position and results of operations based upon historical financial information after giving effect of the Disposition and the adjustments described in these footnotes. The unaudited pro forma condensed consolidated financial statements are presented as if the Disposition had been completed on March 31, 2006 for purposes of the unaudited condensed consolidated balance sheet information, and on January 1 for each of the periods ended March 31, 2006 and December 31, 2005, respectively, for purposes of the unaudited condensed consolidated statements of operations information.

The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the consolidated results of operations that would have been achieved had the Disposition taken place on January 1 for each period presented and do not purport to be indicative of the effects that may be expected to occur in the future. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with our historical consolidated financial statements and accompanying notes incorporated by reference in this prospectus supplement.

The unaudited pro forma condensed consolidated financial statements of Boyd Gaming Corporation are presented in accordance with Article 11 of Regulation S-X.

2. Pro Forma Disposition

On July 25, 2006, we announced our agreement to sell South Coast to the selling stockholder. The selling stockholder will use the net proceeds from the sale of his outstanding shares of our common stock pursuant to this prospectus supplement, as well as the cancellation of the Notes in connection with the Share Repurchase, to pay the Purchase Agreement Consideration. See “Recent Developments — Pending Sale of South Coast.” For purposes of the pro forma calculations, we assume the final consideration will consist of 75% cash consideration and 25% stock consideration pursuant to the Share Repurchase, based on an assumed price per share of our common stock of $35.00.

The estimated aggregate consideration to be received from the Disposition is as follows (in thousands):

Cash consideration received by us from the selling stockholder from the sale of his shares of our common stock, net of transaction costs	$397,908
Fair value of our common stock repurchased from the selling stockholder, net of transaction costs	132,636

Aggregate value of stock and cash consideration	$530,544

The assumed fair value of the aggregate stock and cash consideration was calculated based upon a $35.00 price per share, net of transactions costs, for 15,790,005 shares of our common stock.

3. Pro Forma Adjustments

The pro forma adjustments included in the unaudited pro forma condensed consolidated financial statements are as follows:

(a) To eliminate all of the historical assets, liabilities and equity of South Coast.

(b) To reflect the Company’s obligation for the remaining estimated construction costs to complete South Coast.

(c) To restore the historical equity of South Coast in order to calculate the loss from the Disposition.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL INFORMATION—(Continued)

(d) To reflect the estimated net cash consideration to be received in connection with the Disposition that will be used to reduce debt.

(e) To reflect the estimated fair value of the 3.9 million shares of our common stock to be received and retired in connection with the Disposition.

(f) To reflect the estimated reduction in income taxes payable due to the estimated loss from the Disposition.

(g) To reflect the estimated loss recognized from the Disposition, net of taxes.

(h) To eliminate all of the historical revenues and expenses of South Coast.

(i) To reflect the elimination of interest expense as a result of the reduction of debt with cash proceeds from the Disposition and the allocation of interest expense to South Coast. The allocation of interest expense to South Coast is based on the ratio of: (i) the net assets of South Coast less the debt to be repaid as a result of the Disposition to (ii) the total consolidated net assets and pro forma debt of the Company.

(j) To reflect the elimination of interest expense during the nine days of South Coast’s operations in 2005 as a result of the reduction of debt with cash proceeds from the Disposition and the allocation of interest expense to South Coast. The allocation of interest expense to South Coast is based on the ratio of: (i) the net assets of South Coast less the debt to be repaid as a result of the Disposition to (ii) the total consolidated net assets and pro forma debt of the Company.

(k) To reflect the amount of corporate allocated expense that will not be eliminated upon disposal of South Coast.

(l) To reflect the historical effective tax rate on pro forma pre-tax income.

(m) To reflect those liabilities that we will pay and will not be assumed by the selling stockholder.

(n) To reflect the additional cash consideration estimated to be received in connection with the Disposition based upon an agreed-level of cash and working capital. The pro forma adjustments assume this additional consideration will be used to reduce debt.

(o) To reflect the number of shares to be received and retired in connection with the Disposition.

4. Sensitivity to Share Price at Offering Date

The pro forma adjustments assume that approximately 15.8 million shares of our common stock, with a market value of $35.00 per share, will be the basis for the aggregate cash and stock consideration that we received from the Disposition. This assumption reflects the aggregate value of cash and stock consideration to be recorded from the Disposition under generally accepted accounting principles, it being understood that the aggregate value of the cash and stock consideration from the Disposition will either increase or decrease to the extent that the price per share of our common stock is greater than or less than $35.00.

A $1.00 increase (decrease) in the assumed market price of our common stock would:

•	increase (decrease) the aggregate value of the cash and stock consideration by $15.2 million;

•	decrease (increase) the pro forma net loss on Disposition by $9.9 million;

•	increase (decrease) pro forma stockholders’ equity by $13.6 million;

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL INFORMATION—(Continued)

•	decrease (increase) pro forma indebtedness by $11.4 million;

•	decrease (increase) pro forma interest expense by $0.2 million and less than $0.1 million, respectively, for the three months ended March 31, 2006 and for the year ended December 31, 2005; and

•	have less than a $0.01 effect on Diluted EPS for the three months ended March 31, 2006 and for the year ended December 31, 2005, respectively.

USE OF PROCEEDS

All of the shares of common stock being offered pursuant to this prospectus supplement are being sold by the selling stockholder. To the extent that the conditions to the sale of South Coast are satisfied, as described herein, the selling stockholder will use the proceeds from this offering to pay a portion of the purchase price for South Coast. The selling stockholder is currently a member of our board of directors and a member of the board of directors and an executive officer of certain of our subsidiaries. See “Recent Developments — Pending Sale of South Coast.” For a discussion of Nevada gaming approvals required for the sale of South Coast, see “Nevada Takeover Statutes and Approval of the Nevada Gaming Commission.”

SELLING STOCKHOLDER INFORMATION

The following table sets forth information about the selling stockholder, the number of shares of common stock beneficially owned by the selling stockholder prior to this offering, the number of shares of common stock being offered pursuant to this prospectus supplement and the number of shares of common stock to be beneficially owned by the selling stockholder after completion of this offering.

	Shares of Common Stock Beneficially Owned Prior to Offering (1)		Shares Offered by This Prospectus Supplement	Shares of Common Stock Beneficially Owned After the Offering and the Share Repurchase (2)
Name	Number	Percentage		Number	Percentage(1)
Michael J. Gaughan (3)	15,840,005	17.7%	11,842,504	0	0

(1)	Applicable percentage ownership is based on 89,409,161 shares of our common stock outstanding as of March 31, 2006. Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares, subject to the applicable community property laws. Shares of our common stock subject to options currently exercisable, or exercisable within 60 days after July 25, 2006, are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person.
(2)	Assumes that the selling stockholder will sell all of such stockholder’s shares of common stock being offered hereby and an additional 3,947,501 shares pursuant to the Share Repurchase. Also assumes the cancellation of all of the selling stockholder’s outstanding options to purchase 265,000 shares of our common stock. Based on the selling stockholder’s beneficial ownership of shares of common stock as of July 25, 2006.
(3)	Consists of 15,790,005 shares of our common stock held by the selling stockholder, and 50,000 shares of our common stock issuable upon the exercise of outstanding options held by the selling stockholder exercisable within 60 days of July 25, 2006. The selling stockholder was elected by our board of directors to serve as a director on February 23, 2005. Since the closing of the merger pursuant to which we acquired Coast Parent on July 1, 2004, the selling stockholder has continued to serve as the Chief Executive Officer of Coast and Coast Parent.

UNDERWRITING

Deutsche Bank Securities Inc. and Lehman Brothers Inc. are acting as joint book-running managers and representatives of the underwriters. Under the terms of an underwriting agreement, which we will file as an exhibit to our current report on Form 8-K and incorporate by reference in this prospectus, each of the underwriters named below has severally agreed to purchase from the selling stockholder the respective number of shares of common stock shown opposite its name below:

Underwriter	Number of Shares
Deutsche Bank Securities Inc.	5,181,095
Lehman Brothers Inc.	5,181,095
J.P. Morgan Securities Inc.	355,275
Wachovia Capital Markets, LLC	355,275
Citigroup Global Markets Inc.	177,638
BNP Paribas Securities Corp.	118,425
Calyon Securities (USA) Inc.	118,425
CIBC World Markets Corp.	118,425
Jefferies & Company, Inc.	59,213
Morgan Joseph & Co. Inc.	59,213
Wells Fargo Securities, LLC	118,425

Total	11,842,504

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the shares of common stock offered hereby, if any of the shares are purchased;

•	the representations and warranties made by us and the selling stockholder to the underwriters are true;

•	there is no material change in our business or in the financial markets; and

•	we and the selling stockholder deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions the selling stockholder will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to the selling stockholder for the shares.

	No Exercise	Full Exercise
Per share	$1.2656	$1.2656
Total	$14,987,873	$15,620,673

The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $0.76 per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $0.10 per share. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be approximately $250,000. We have agreed to pay certain expenses incurred by us in connection with the offering, and the selling stockholder has agreed to pay fees and expenses for his legal counsel in connection with the offering.

Option to Purchase Additional Shares

The selling stockholder has granted the underwriters an option to purchase up to 500,000 shares of our common stock, to cover over-allotments of shares, if any, exercisable at any time until 30 days after the date of this prospectus supplement. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section. In the event that the underwriters’ over-allotment option is not exercised in full, or at all, we will purchase from the selling stockholder the number of shares of our common stock subject to the unexercised portion of the over-allotment option.

Lock-Up Agreements

We, certain of our executive officers and the selling stockholder have agreed that, subject to certain exceptions, without the prior written consent of the representatives, we and they will not directly or indirectly (1) offer, sell, pledge, contract to sell (including making any short sale or covering any short position), sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of common stock (including, without limitation, shares of common stock that they may be deemed to beneficially own in accordance with the rules and regulations of the SEC, shares of common stock that may be issued upon exercise of any options or warrants and any other securities convertible into or exchangeable for common stock), (2) enter into any swap or other arrangement (including without limitation, any put or call option) that transfers to another, in whole or in part, any economic consequences of ownership of the common stock, (3) file or cause to be filed a registration statement, including any amendments, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities (other than on Form S-8), or (4) publicly disclose the intention to do any of the foregoing, for a period of 90 days after the date of this prospectus supplement. Certain of our executive officers are permitted, without the prior consent of the representatives, to sell up to a combined aggregate of 400,000 shares of our common stock, beginning 30 days after the date of this prospectus supplement.

We are permitted during the 90-day period, without the prior consent of the representatives, to issue shares of our common stock (or other securities convertible into, or exercisable or exchangeable for shares of our common stock) upon conversion of convertible securities, or the exercise of warrants or options outstanding on the date hereof, and to issue employee equity incentives, including stock options, restricted share units and shares of restricted stock pursuant to existing employee benefit plans.

The representatives, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, the representatives will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Indemnification

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares covered by their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us and the selling stockholder to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the New York Stock Exchange in accordance with Rule 103 of Regulation M under the Exchange Act during the period before commencement of offerings or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

Relationships

From time to time, Deutsche Bank Securities Inc. and Lehman Brothers Inc. and their respective affiliates have provided investment and commercial banking or financial advisory services to us for which they have received customary compensation.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

NEVADA TAKEOVER STATUTES AND APPROVAL OF THE NEVADA GAMING COMMISSION

Nevada’s Combination with Interested Stockholders Statute and Control Share Acquisition Statute may both have the effect of delaying or making it more difficult to effect a change in control of our company.

The Combination with Interested Stockholders Statute prevents an “interested stockholder” and a “resident domestic corporation” from entering into a “combination,” for three years after the interested stockholder’s date of acquiring the shares that cause the stockholder to become an interested stockholder, unless certain conditions are met. The statute also puts certain restrictions on such combinations after the three year period expires.

A “combination” (when used in reference to any resident domestic corporation and any interested stockholder of the resident domestic corporation) means any merger or consolidation of the resident domestic corporation or any subsidiary of the resident domestic corporation with the interested stockholder or any other corporation, whether or not itself an interested stockholder of the resident domestic corporation, which is, or after the merger or consolidation would be, an affiliate or associate of the interested stockholder or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, to or with the interested stockholder or any affiliate or associate of the interested stockholder of assets of the resident domestic corporation or any subsidiary of the resident domestic corporation: (a) having an aggregate market value equal to 5 percent or more of the aggregate market value of all the assets, determined on a consolidated basis, of the resident domestic corporation; (b) having an aggregate market value equal to 5 percent or more of the aggregate market value of all the outstanding shares of the resident domestic corporation; or (c) representing 10 percent or more of the earning power or net income, determined on a consolidated basis, of the resident domestic corporation.

An “interested stockholder” (when used in reference to any resident domestic corporation) means any person other than the resident domestic corporation or any subsidiary of the resident domestic corporation, who is: (i) the beneficial owner, directly or indirectly, of 10 percent or more of the voting power of the outstanding voting shares of the resident domestic corporation; or (ii) an affiliate or associate of the resident domestic corporation and at any time within 3 years immediately before the date in question was the beneficial owner, directly or indirectly, of 10 percent or more of the voting power of the then outstanding shares of the resident domestic corporation.

A resident domestic corporation may not engage in any “combination” with any interested stockholder of the resident domestic corporation for 3 years after the date that the person first became an interested stockholder unless the combination or the transaction by which the person first became an interested stockholder is approved by the board of directors of the resident domestic corporation before the person first became an interested stockholder.

If this approval is not obtained, then after the expiration of the 3 year period, the business combination may still not be consummated unless it is a combination meeting all of the requirements of the articles of incorporation of the resident domestic corporation and either the “fair price” requirements specified in NRS 78.441 to 78.444, inclusive are satisfied or the combination is (a) a combination approved by the board of directors of the resident domestic corporation before the date that the person first became an interested stockholder, (b) a combination with an interested stockholder if the transaction by which the person became an interested stockholder was approved by the board of directors of the resident domestic corporation before the person became an interested stockholder, or (c) a combination approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power not beneficially owned by the interested stockholder proposing the combination, or any affiliate or associate of the interested stockholder proposing the combination, at a meeting called for that purpose no earlier than 3 years after the date that the person first became an interested stockholder.

Nevada’s Control Share Acquisition Statute prohibits an “acquiring person” who acquires a “controlling interest” in an “issuing corporation” from exercising voting rights on any “control shares” unless such voting rights are conferred by a majority vote of the disinterested shareholders of the issuing corporation at a special meeting of such shareholders held upon the request and at the expense of the acquiring person. A “Controlling interest” means the ownership of outstanding voting shares of an issuing corporation sufficient to enable the acquiring person, individually or in association with others, directly or indirectly, to exercise (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, (iii) a majority or more of the voting power of the issuing corporation in the election of directors, and voting rights must be conferred by a majority of the disinterested shareholders as each threshold is reached and/or exceeded. Once an acquiror crosses one of the above thresholds, those shares in the immediate offer or acquisition and those shares acquired within 90 days become Control Shares (as defined in the statute) and those Control Shares are deprived of the right to vote until disinterested stockholders restore the right. The Control Share Acquisition Statute also provides that in the event Control Shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the Control Shares are entitled to demand payment for the fair value of their shares. Our board of directors is required to notify such stockholders within 10 days after the vote of the stockholders that they have the right to receive the fair value of their shares in accordance with statutory procedures established generally for dissenter’s rights.

We may not make a public offering of our securities without the prior approval of the Nevada Gaming Commission if the securities or the proceeds are intended to be used to construct, acquire, or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes.

The proceeds from the sale of the shares of common stock by the selling stockholder pursuant to the offering contemplated by this prospectus supplement will be deposited in an escrow account and are subject to the terms of the Escrow Agreement. Pursuant to the Escrow Agreement, funds in the escrow account will be distributed to us upon the closing of the sale of South Coast, or to or for the benefit of the selling stockholder in the event that the Purchase Agreement is terminated. The closing of the sale of South Coast is conditioned upon, among other things, receipt of gaming and other regulatory approvals. See “Summary—Recent Developments—Pending Sale of South Coast.”

Since we will not receive the proceeds from the sale of shares pursuant to the offering contemplated by this prospectus supplement unless prior gaming approval is obtained, the offering is not subject to the prior approval of the Nevada Gaming Commission.

LEGAL MATTERS

The validity of the securities offered hereby has been passed upon for us by Lionel Sawyer & Collins, Las Vegas, Nevada. Certain other legal matters in connection with this offering will be passed upon for us by Morrison & Foerster LLP, Irvine, California. Certain legal matters in connection with this offering will be passed upon for the selling stockholder by Gibson, Dunn & Crutcher LLP, Los Angeles, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements and management’s assessment regarding the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Current Report on Form 8-K dated July 26, 2006 for the year ended December 31, 2005, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s adoption of EITF D-108, Use of the Residual Method to Value Acquired Assets Other Than Goodwill) and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus supplement. This prospectus supplement is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus supplement to a contract or other document of Boyd Gaming, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement or a document incorporated by reference into it for a copy of the contract or other document. You may review a copy of the registration statement and the documents incorporated by reference into it at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet site.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to incorporate by reference information into this prospectus supplement. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus supplement from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus supplement and before the date that the offering of the securities by means of this prospectus supplement is terminated will automatically update and, where applicable, supersede any information contained in this prospectus supplement or incorporated by reference into this prospectus supplement.

In addition to the documents that we incorporate by reference into the accompanying prospectus, we incorporate by reference into this prospectus supplement the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Our Current Reports on Form 8-K filed with the SEC on January 9, 2006, January 26, 2006, January 31, 2006, February 21, 2006, May 24, 2006, June 1, 2006, July 26, 2006 and July 31, 2006;

•	Our Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on March 14, 2006;

•	Our definitive proxy statement on Schedule 14A, filed with the SEC on April 14, 2006;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed with the SEC on May 10, 2006; and

•	Exhibit 99.1 to our Annual Report on Form 10-K filed with the SEC on March 14, 2006;

•	All documents filed by Boyd Gaming Corporation under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus supplement and before the termination of this offering.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus supplement is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus supplement, excluding their exhibits unless the exhibits are specifically incorporated by reference into those documents. Written or telephone requests should be directed to Boyd Gaming Corporation, 2950 Industrial Road, Las Vegas, Nevada 89109, Attention: Investor Relations; telephone (702) 792-7200.

BOYD GAMING CORPORATION

Common Stock

Preferred Stock

Debt Securities

Warrants

Units

We may offer and sell from time to time common stock, preferred stock, debt securities, warrants and units that include any of these securities. The preferred stock or warrants may be convertible into or exercisable or exchangeable for common or preferred stock or other of our securities. Our common stock is listed on the New York Stock Exchange and trades under the symbol “BYD.”

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to the securities that we may offer and sell from time to time. Prospectus supplements will be filed and other offering material may be provided at later dates that will contain specific terms of each issuance of securities.

None of the Securities and Exchange Commission, any state securities commission or any gaming regulatory authority or commission or any other regulatory body has approved or disapproved of these securities nor passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 16, 2005.

ABOUT THIS PROSPECTUS

This document is called a prospectus and is part of a registration statement that we have filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings in amounts that we will determine from time to time.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement or other offering material containing specific information about the terms of the securities we are offering. That prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The prospectus supplement also may add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and a prospectus supplement, you should rely on the information in that prospectus supplement.

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus and any prospectus supplement. We have filed and plan to continue to file other documents with the SEC that contain information about us and our business. Also, we will file legal documents that control the terms of the securities offered by this prospectus as exhibits to the reports that we file with the SEC. The registration statement and other reports can be read at the SEC Internet site or at the SEC offices mentioned under the heading “Available Information.”

AVAILABLE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of Boyd Gaming Corporation, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet site.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to incorporate by reference information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the securities by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Our Annual Report on Form 10-K for the year ended December 31, 2004;

•	Coast Casinos, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003;

•	Our Quarterly Reports on Form 10-Q for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005;

•	Coast Casinos, Inc.’s Quarterly Report on Form 10-Q for the period ended March 31, 2004;

•	Our Current Reports on Form 8-K filed with the SEC on March 1, 2005, April 1, 2005, May 17, 2005 and July 6, 2005.

•	Unaudited Pro Forma Information, prepared to give effect to the merger with Coast Casinos, Inc. (filed as Exhibit 99.1 to the Registration Statement on Form S-3 of which this prospectus is a part);

•	The Unaudited Condensed Consolidated Financial Statements of Coast Casinos, Inc. and Subsidiary, for the six months ended June 30, 2004 (filed as Exhibit 99.2 to the Registration Statement on Form S-3 of which this prospectus is a part);

•	The description of our common stock contained in the Registration Statement on Form 8-A, declared effective by the SEC on October 15, 1993, including any amendment or report filed for the purposes of updating such description; and

•	All documents filed by Boyd Gaming Corporation under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on or after the date of this prospectus and before the termination of this offering.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. Written or telephone requests should be directed to Boyd Gaming Corporation, 2950 Industrial Road, Las Vegas, Nevada 89109, Attention: Investor Relations; telephone (702) 792-7200.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents we incorporate by reference into it, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Such statements include, without limitation, statements regarding our expectations, hopes or intentions regarding the future. These forward- looking statements can often be identified by their use of words such as “expect,” “believe,” “anticipate,” “outlook,” “could,” “target,” “project,” “intend,” “plan,” “seek,” “estimate,” “should,” “may” and “assume,” as well as variations of such words and similar expressions referring to the future.

Forward-looking statements involve certain risks and uncertainties, many of which are beyond our control. If any of those risks and uncertainties materialize, actual results could differ materially from those discussed in any such forward-looking statement. Among the factors that could cause actual results to differ materially from those discussed in forward-looking statements are those discussed under the heading “Investment Considerations” and in other sections of our Annual Report on Form 10-K for the year ended December 31, 2004, as well as in our other reports filed from time to time with the SEC that are incorporated by reference into this prospectus. See “Available Information” and “Incorporation of Certain Information by Reference” for information about how to obtain copies of those documents.

All forward-looking statements in this prospectus and the documents incorporated by reference into it are made only as of the date of the document in which they are contained, based on information available to us as of the date of that document, and we caution you not to place undue reliance on forward-looking statements in light of the risks and uncertainties associated with them. We assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

DESCRIPTION OF SECURITIES WE MAY OFFER

We may issue from time to time, in one or more offerings the following securities:

•	shares of common stock;

•	shares of preferred stock;

•	debt securities, which may be senior or subordinated;

•	warrants exercisable for debt securities, common stock or preferred stock; and

•	units of debt securities, common stock, preferred stock or warrants, in any combination.

This prospectus contains a summary of the material general terms of the various securities that we may offer. The specific terms of the securities will be described in a prospectus supplement or other offering material, which may be in addition to or different from the general terms summarized in this prospectus. Where applicable, the prospectus supplement or other offering material will also describe any material United States federal income tax considerations relating to the securities offered and indicate whether the securities offered are or will be listed on any securities exchange. The summaries contained in this prospectus and in any prospectus supplements or other offering material may not contain all of the information that you would find useful. Accordingly, you should read the actual documents relating to any securities sold pursuant to this prospectus. See “Available Information” and “Incorporation of Certain Information by Reference” for information about how to obtain copies of those documents.

The terms of any particular offering, the initial offering price and the net proceeds to us will be contained in the prospectus supplement, or other offering material, relating to such offering.

DESCRIPTION OF CAPITAL STOCK

General

The following summary of the material features of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our restated articles of incorporation, our restated bylaws and other applicable law. See “Available Information.”

Pursuant to our restated articles of incorporation, we are currently authorized to issue 200,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Dividends

Subject to provisions of the Nevada Revised Statutes, or the NRS, and to any future rights which may be granted to the holders of any series of our preferred stock, dividends are paid on our common stock when and as declared by our board of directors.

Voting rights

Each holder of shares of our common stock is entitled to one vote per share on all matters submitted to a vote of our common stockholders. Holders of our common stock are not entitled to cumulative voting rights.

Restrictions

Each holder of shares of our common stock will be subject to and comply with any rules, regulations and any other laws which we or any of our subsidiaries or partnerships must comply with in connection with our gaming business, and each share of our common stock will be subject to redemption at its then fair market value as determined by our board of directors if necessary to comply with the rules, regulations and laws of our gaming business.

Liquidation

If we are liquidated, holders of our common stock are entitled to receive all remaining assets available for distribution to stockholders after satisfaction of our liabilities and the preferential rights of any of our preferred stock that may be outstanding at that time.

Preemptive rights

The holders of our common stock do not have any preemptive, conversion or redemption rights by virtue of their ownership of the common stock.

Preferred Stock

Shares of our preferred stock may be issued in one or more series, and our board of directors is authorized to determine the designation and to fix the number of shares of each series. Our board of directors is further authorized to fix and determine the dividend rate, premium or redemption rates, conversion rights, voting rights, preferences, privileges, restrictions and other variations granted to or imposed upon any wholly unissued series of our preferred stock.

Certain Anti-Takeover Matters

Restated Articles of Incorporation and Restated Bylaw Provisions

Our restated articles of incorporation and restated bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage an unsolicited takeover of our company if our board of directors determines that such a takeover is not in the best interests of our company and stockholders. However, these provisions could have the effect of discouraging certain attempts to acquire us or remove incumbent management even if some or a majority of our stockholders deemed such an attempt to be in their best interests, including those attempts that might result in a premium over the market price for the shares of our common stock held by stockholders.

Our restated bylaws establish advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of the board of directors or a committee thereof, of candidates for election as directors. We may reject a stockholder proposal or nomination that is not made in accordance with such procedures.

Our restated articles of incorporation provide for the board to be divided into three classes, as nearly equal in number as the then number of board members permit with the term of office of one class expiring each year. As a result, approximately one-third of the board will be elected each year. The classified board provision could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of us, even though such an attempt might be beneficial to us and our stockholders. Our restated articles of incorporation also provide that a director may not be removed from office without cause unless by the vote of the holders of 66.67% or more of the outstanding shares of our common stock entitled to vote.

Nevada Takeover Statutes

Nevada’s Combination with Interested Stockholders Statute and Control Share Acquisition Statute may both have the effect of delaying or making it more difficult to effect a change in control of our company.

The Combination with Interested Stockholders Statute prevents an “interested stockholder” and an applicable Nevada corporation from entering into a “combination,” unless certain conditions are met. A “combination” means any merger or consolidation with an “interested stockholder” or affiliate of an “interested stockholder,” or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an “interested stockholder” or affiliate of an “interested stockholder”:

•	having an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation;

•	having an aggregate market value equal to 5% or more of the aggregate market value of all of the outstanding shares of the corporation; or

•	representing 10% or more of the earning power or net income of the corporation.

An “interested stockholder” means (i) the beneficial owner of 10% or more of the voting shares of the corporation or (ii) an affiliate or associate of the corporation who at any time within 3 years immediately prior to the date in question was the beneficial owner of 10% or more of the voting shares of the corporation. A corporation may not engage in a “combination” within three years after the interested stockholder acquired his shares unless the combination or the purchase of shares made by the interested stockholder was approved by the board of directors before the interested stockholder acquired such shares. If this approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated (a) if the combination or the transaction in which the person became an interested stockholder was approved by the board of directors before the person became an interested stockholder, (b) if it is approved by a majority of the voting power held by disinterested stockholders, or (c) if the consideration to be paid by the interested stockholder for disinterested shares of common and preferred stock, as applicable, is at least equal to the highest of:

•	the highest price per share of such stock paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which the person became an interested stockholder, whichever is higher, plus interest from that date through the date of consummation of the combination and less any dividends paid during the same period;

•	the market value per share of such stock on the date of the announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher, plus interest from that date through the date of consummation of the combination and less any dividends paid during the same period; or

•	for the holders of preferred stock, the highest liquidation value of the preferred stock, if it is greater than the value of both of the above, as applicable to preferred stock pursuant to the statute.

Nevada’s Control Share Acquisition Statute prohibits an acquiror, under certain circumstances, from voting shares of a target corporation’s stock after crossing certain threshold ownership percentages, unless the acquiror obtains the approval of the target corporation’s disinterested stockholders. The Control Share Acquisition Statute specifies three thresholds: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, and (iii) a majority or more, of the outstanding voting power in the election of directors. Once an acquiror crosses one of the above thresholds, those shares in the immediate offer or acquisition and those shares acquired within 90 days become Control Shares (as defined in the statute) and those Control Shares are deprived of the right to vote until disinterested stockholders restore the right. The Control Share Acquisition Statute also provides that in the event Control Shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the Control Shares are entitled to demand payment for the fair value of their shares. Our board is required to notify such stockholders within 10 days after the vote of the stockholders that they have the right to receive the fair value of their shares in accordance with statutory procedures established generally for dissenter’s rights.

Limitation of Liability and Indemnification Matters

Article IX of our restated articles of incorporation and Article 10 of our restated bylaws provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by law. We also have entered into indemnification agreements with our executive officers and directors and provide indemnity insurance pursuant to which directors and officers are indemnified or insured against liability or loss under certain circumstances which may include liability or related loss under the Securities Act and the Exchange Act.

Listing

Our common stock is listed on the New York Stock Exchange and trades under the symbol “BYD.”

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is Wells Fargo Shareowner Services.

DESCRIPTION OF DEBT SECURITIES

General

We may offer and sell debt securities from time to time pursuant to this prospectus that will constitute either senior or subordinated debt of Boyd Gaming. Senior debt securities will be issued under a base senior debt indenture, as supplemented by a supplemental senior debt indenture, between Boyd Gaming and an entity, identified in the applicable prospectus supplement, as trustee. Likewise, subordinated debt securities will be issued under a base subordinated debt indenture, as supplemented by a supplemental subordinated debt indenture, between Boyd Gaming and an entity, identified in the applicable prospectus supplement, as trustee. The base senior debt indenture and the base subordinated debt indenture, as each may be supplemented, amended or modified from time to time, are sometimes collectively referred to in this prospectus as the “indentures.” In this section of the prospectus, the term “Boyd Gaming” refers only to Boyd Gaming Corporation and not to any of its subsidiaries.

The following description is a summary of selected provisions relating to the debt securities and the indentures. The summary is not complete. For a full description of these provisions, including the definitions of certain terms used in this prospectus, and for other information regarding the debt securities, see the indentures.

We have filed a form of the base senior debt indenture and a form of the base subordinated debt indenture as exhibits to the registration statement of which this prospectus is a part. You should not rely on this summary because the indentures and not this summary define your rights as a holder of the debt securities. When the debt securities are offered in the future, a prospectus supplement, or other offering material as applicable, will explain the particular terms of those securities and the extent to which these general provisions may apply. The specific terms of the debt securities as described in a prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. This summary and any description of debt securities in the applicable prospectus supplement or other offering material is subject to and is qualified in its entirety by reference to all the provisions of the applicable indenture, as such indenture may be supplemented, amended or modified from time to time as provided therein.

The registered holder of a debt security will be treated as the owner of it for all purposes. Only registered holders will have rights under the applicable indenture.

Provisions Applicable to Both Senior and Subordinated Debt Securities

General

The debt securities will represent our unsecured senior or subordinated obligations and may be issued from time to time in one or more series. A prospectus supplement, or other offering material as applicable, relating to any series of debt securities offered by Boyd Gaming will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title and classification of the debt securities;

•	any limit on the total principal amount of the debt securities;

•	the price or prices at which the debt securities will be issued;

•	the dates on which the debt securities will mature;

•	the interest rate or the method for determining the rate of interest that the debt securities will bear and the date from which any interest will accrue;

•	the interest payment dates for the debt securities;

•	the applicable record date for such interest payment dates;

•	any mandatory or optional sinking fund or analogous provisions;

•	the place where we will pay, or the method of payment of, principal, premium and interest on the debt securities;

•	any mandatory or optional redemption periods and prices;

•	the currency or currencies in which we will pay principal, premium and interest on the debt securities;

•	the portion of the principal amount of the debt securities, if other than the principal amount thereof, payable upon acceleration of maturity thereof;

•	the manner in which we will determine the amounts of principal, premium or interest payments on the debt securities if these amounts may be determined by reference to an index or based on a formula;

•	if Boyd Gaming has elected not to apply the defeasance section of the indenture to the debt securities;

•	the security registrar and the paying agent for the debt securities;

•	whether the debt securities will be issued in the form of one or more “global securities”, and if so, the depositary for that security or securities and information with respect to book-entry procedures;

•	any covenants of Boyd Gaming with respect to a series of debt securities; and

•	any other terms of the debt securities.

Unless otherwise indicated in the prospectus supplement, the debt securities will be issued in registered form, without coupons, and in denominations of $1,000 and any integral multiple of $1,000.

To the extent applicable, we will also describe any special provisions for the payment of additional amounts with respect to the debt securities in a prospectus supplement or other offering material.

We may issue debt securities at a discount below their stated principal amount, creating original issue discount, or OID, for United States federal income tax purposes. Even if we do not issue the debt securities below their stated principal amount, the debt securities may be deemed to have been issued with OID for such purposes because of certain interest payment characteristics. We will describe in a prospectus supplement the material United States federal income tax considerations applicable to debt securities issued at a discount or deemed to be issued at a discount, and will describe the material United States federal income tax considerations that may be applicable to the particular debt securities.

The debt securities will represent our general unsecured obligations. Since we are a holding company, our ability to meet our obligations under the indentures and the debt securities will be dependent on the earnings and cash flows of our subsidiaries and the ability of our subsidiaries to pay dividends or to advance funds to us.

All existing and future debt and other liabilities of Boyd Gaming’s subsidiaries, including the claims of trade creditors, secured creditors and creditors holding debt and guarantees issued by such subsidiaries, and claims of preferred stockholders, if any, of such subsidiaries, will be effectively senior to the securities issued under the indentures. Boyd Gaming could be dependent on the earnings of any such subsidiaries and the distribution of those earnings to Boyd Gaming could be limited by statutory and contractual restrictions or other business considerations.

Debt securities issued under the indentures will also be effectively subordinated to any secured indebtedness to the extent of the value of the assets securing such indebtedness.

Although the indentures may contain limitations on the amount of additional indebtedness which Boyd Gaming and its restricted subsidiaries may incur, the amounts of such indebtedness could still be substantial and, in any case, unless limited by the terms of the indentures, such indebtedness may be secured debt, senior debt or indebtedness of its subsidiaries.

Provisions Applicable Solely to Senior Debt Securities

We may issue senior debt securities under the senior debt indenture. As to the right of payment of principal (and any premium) and interest, each series of senior debt securities will rank equally with each other series issued under the senior debt indenture and will rank senior to all subordinated debt securities that may be issued.

Provisions Applicable Solely to Subordinated Debt Securities

Debt securities issued under the base subordinated debt indenture will be subordinated unsecured obligations of Boyd Gaming. These debt securities may be designated as “senior subordinated” or “subordinated.” The payment of the principal of, and premium, if any, and interest on, the debt securities is subordinated in right of payment, as set forth in the indenture and described in any applicable prospectus supplement or other offering material to the payment when due of all senior debt of Boyd Gaming. Senior subordinated debt securities issued under the subordinated debt indenture will rank subordinate in right of payment to all existing and future senior debt, equal with all existing and future senior subordinated debt, senior to all existing and future subordinated debt and senior to any future indebtedness of Boyd Gaming that is specifically subordinated to such securities. Subordinated debt securities issued under the subordinated debt indenture will rank subordinate in right of payment to all existing and future senior debt and senior subordinated debt, equal with all existing and future subordinated debt and senior to any future indebtedness of Boyd Gaming that is specifically subordinated to such securities.

DESCRIPTION OF WARRANTS

General

We may issue warrants to purchase debt securities, common stock, preferred stock or any combination of these securities. We may issue the warrants independently or together with any underlying securities, and the warrants may be attached or separate from the underlying securities. We may also issue a series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

The following description is a summary of selected provisions relating to the warrants that we may issue. The summary is not complete. When warrants are offered in the future, a prospectus supplement, or other offering material as applicable, will explain the particular terms of those securities and the extent to which these general provisions may apply. The specific terms of the warrants as described in a prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section.

This summary and any description of warrants in the applicable prospectus supplement or other offering material is subject to and is qualified in its entirety by reference to all the provisions of any specific warrant document or agreement, which we will file with the SEC for incorporation by reference into this prospectus. See “Available Information” and “Incorporation of Certain Information by Reference” for information on how to obtain a copy of a warrant document when it is filed.

When we refer to a series of warrants, we mean all warrants issued as part of the same series under the applicable warrant agreement.

Terms

The applicable prospectus supplement, or other offering material, may describe the terms of any warrants that we may offer, including but not limited to the following:

•	the title of the warrants;

•	the total number of warrants;

•	the price or prices at which the warrants will be issued;

•	the currency or currencies that investors may use to pay for the warrants;

•	the date on which the right to exercise the warrants will commence and the date on which the right will expire;

•	whether the warrants will be issued in registered form or bearer form;

•	information with respect to book-entry procedures, if any;

•	if applicable, the minimum or maximum amount of warrants that may be exercised at any one time;

•	if applicable, the designation and terms of the underlying securities with which the warrants are issued and the number of warrants issued with each underlying security;

•	if applicable, the date on and after which the warrants and the related underlying securities will be separately transferable;

•	if applicable, a discussion of material United States federal income tax considerations;

•	if applicable, the terms of redemption of the warrants;

•	the identity of the warrant agent, if any;

•	the procedures and conditions relating to the exercise of the warrants; and

•	any other terms of the warrants, including terms, procedures, and limitations relating to the exchange and exercise of the warrants.

Warrant Agreements

We may issue the warrants in one or more series under one or more warrant agreements, each to be entered into between us and a bank, trust company, or other financial institution as warrant agent. We may add, replace, or terminate warrant agents from time to time. We may also choose to act as our own warrant agent or may choose one of our subsidiaries to do so.

The warrant agent under a warrant agreement will act solely as our agent in connection with the warrants issued under that agreement. The warrant agent will not assume any obligation or relationship of agency or trust for or with any holders of those warrants. Any holder of warrants may, without the consent of any other person, enforce by appropriate legal action, on its own behalf, its right to exercise those warrants in accordance with their terms. Until the warrant is properly exercised, no holder of any warrant will be entitled to any rights of a holder of the warrant property purchasable upon exercise of the warrant.

Form, Exchange, and Transfer

We may issue the warrants in registered form or bearer form. Warrants issued in registered form, i.e., book-entry form, will be represented by a global security registered in the name of a depository, which will be the holder of all the warrants represented by the global security. Those investors who own beneficial interests in a global warrant will do so through participants in the depository’s system, and the rights of these indirect owners will be governed solely by the applicable procedures of the depository and its participants. In addition, we may issue warrants in non-global form, i.e., bearer form. If any warrants are issued in non-global form, warrant certificates may be exchanged for new warrant certificates of different denominations, and holders may exchange, transfer, or exercise their warrants at the warrant agent’s office or any other office indicated in the applicable prospectus supplement or other offering material.

Prior to the exercise of their warrants, holders of warrants exercisable for debt securities will not have any of the rights of holders of the debt securities purchasable upon such exercise and will not be entitled to payments of principal (or premium, if any) or interest, if any, on the debt securities purchasable upon such exercise. Prior to the exercise of their warrants, holders of warrants exercisable for shares of preferred stock or common stock will not have any rights of holders of the preferred stock or common stock purchasable upon such exercise and will not be entitled to dividend payments, if any, or voting rights of the preferred stock or common stock purchasable upon such exercise.

Exercise of Warrants

A warrant will entitle the holder to purchase for cash an amount of securities at an exercise price that will be stated in, or that will be determinable as described in, the applicable prospectus supplement or other offering material. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement or other offering material. After the close of business on the expiration date, unexercised warrants will become void. Warrants may be redeemed as set forth in the applicable prospectus supplement or other offering material.

Warrants may be exercised as set forth in the applicable prospectus supplement or other offering material. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement or other offering material, we will forward, as soon as practicable, the securities purchasable upon such exercise. If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

DESCRIPTION OF UNITS

General

We may issue units composed of any combination of our debt securities, common stock, preferred stock and warrants. We will issue each unit so that the holder of the unit is also the holder of each security included in the unit. As a result, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The following description is a summary of selected provisions relating to units that we may offer. The summary is not complete. When units are offered in the future, a prospectus supplement, or other offering material as applicable, will explain the particular terms of those securities and the extent to which these general provisions may apply. The specific terms of the units as described in a prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section.

This summary and any description of units in the applicable prospectus supplement or other offering material is subject to and is qualified in its entirety by reference to the unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such units. We will file these documents with the SEC for incorporation by reference into this prospectus. See “Available Information” and “Incorporation of Certain Information by Reference” for information on how to obtain a copy of a document when it is filed.

The applicable prospectus supplement or other offering material may describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer, or exchange of the units or of the securities composing the units;

•	whether the units will be issued in fully registered or global form; and

•	any other terms of the units.

The applicable provisions described in this section, as well as those described under “Description of Debt Securities,” “Description of Capital Stock” and “Description of Warrants,” will apply to each unit and to each security included in each unit, respectively.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for each of the periods shown. For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes, cumulative effect of a change in accounting principle and operating and non-operating results from our joint venture that owns a limited liability company that owns and operates Borgata Hotel Casino & Spa in Atlantic City, New Jersey, plus fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs.

	Nine months ended September 30,		Year ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Ratio of earnings to fixed charges	2.3x	2.0x	2.0x	1.8x	1.7x	1.3x	2.1x

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement or other offering material, we intend to use the net proceeds from the sale of securities for general corporate purposes.

VALIDITY OF THE SECURITIES

McDonald Carano Wilson LLP, Reno and Las Vegas, Nevada, has passed upon the validity of the securities offered pursuant to this prospectus for us. Certain legal matters may be passed upon for the underwriters, dealers or agents, if any, identified in a prospectus supplement or other offering material by counsel named in the applicable prospectus supplement or other offering material.

EXPERTS

Boyd Gaming

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from Boyd Gaming Corporation’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and include an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangibles, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting) and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Marina District Development Company, LLC

The consolidated financial statements of Marina District Development Company, LLC incorporated in this prospectus by reference from Boyd Gaming Corporation’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Coast Casinos

The consolidated financial statements of Coast Casinos, Inc. and Subsidiaries incorporated in this prospectus by reference to the Annual Report on Form 10-K of Coast Casinos, Inc. for the year ended December 31, 2003, have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

11,842,504 Shares

Common Stock

BOYD GAMING CORPORATION

Joint Book-Running Managers

Deutsche Bank Securities	Lehman Brothers

Co-Managers

JPMorgan	Wachovia Securities

Citigroup

BNP PARIBAS

Calyon Securities (USA) Inc.

CIBC World Markets

Jefferies & Company

Morgan Joseph

Wells Fargo Securities

Prospectus Supplement

August 1, 2006